FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
9M and Q3 2024 Results

AstraZeneca
12 November 2024
9M and Q3 2024 results

Upgrade to full year 2024 guidance underpinned by strong underlying growth momentum

Revenue and EPS summary

	9M 2024	% Change		Q3 2024	% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	37,576	16	19	12,947	18	20
- Alliance Revenue	1,498	49	50	559	48	50
- Collaboration Revenue	108	(66)	(66)	59	(39)	(40)
Total Revenue	39,182	16	19	13,565	18	21
Reported EPS	$3.57	11	21	$0.92	4	17
Core[2] EPS	$6.12	5	11	$2.08	20	27

Financial performance for 9M 2024 (Growth numbers at constant exchange rates)
‒    Total Revenue up 19% to $39,182m, driven by a 19% increase in Product Sales and continued growth in Alliance Revenue from partnered medicines
‒    Total Revenue growth from Oncology was 22%, CVRM 21%, R&I 24% and Rare Disease 14%
‒    Core Product Sales Gross Margin[3] of 82%
‒    Core Operating Margin of 32%
‒    Core Tax Rate of 20%
‒    Core EPS increased 11% to $6.12. In the prior year period, Core EPS included gains totalling $953m from the disposal of Pulmicort Flexhaler US rights and updated contractual arrangements for Beyfortus
‒    Guidance for FY 2024 Total Revenue and Core EPS growth at CER upgraded to high teens percentage growth

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:
"Our company has continued on its strong growth trajectory in the first nine months of 2024. Total Revenue and Core EPS were up 21% and 27% respectively in the third quarter, reflecting the increasing demand for our medicines across Oncology, BioPharmaceuticals and Rare Disease and supporting an upgrade to our full year 2024 guidance.

In the year to date we have announced the results for multiple positive high-value trials and are working to bring these new options to patients as quickly as possible. Additionally, the quality and impact of our scientific research was well recognised this quarter with data for AstraZeneca medicines featuring in an unprecedented five Presidential Plenary sessions at the two major oncology conferences in September.

We are highly encouraged by the broad-based underlying momentum we are seeing across our company in 2024, and growth looks set to continue through 2025, providing a solid foundation to deliver on our 2030 ambition.

Finally, we take the matters in China very seriously. If requested we will fully cooperate with the authorities. We remain committed to delivering innovative life-changing medicines to patients in China."

Key milestones achieved since the prior results announcement
‒    Positive read-outs for Tagrisso plus Orpathys in EGFRm NSCLC with high levels of MET overexpression and/or amplification (SAVANNAH), Calquence in combination with venetoclax, with or without obinutuzumab in previously untreated CLL (AMPLIFY), and the next generation propellant for Breztri. Koselugo in adult patients with NF1-PN (KOMET), Tezspire in severe chronic rhinosinusitis with nasal polyps (WAYPOINT)
‒    US approvals for Tagrisso in unresectable, Stage III EGFRm NSCLC (LAURA) and Imfinzi plus chemotherapy in resectable early-stage NSCLC (AEGEAN) and FluMist for self-administration. EU approvals for Imfinzi plus chemotherapy followed by Imfinzi alone in mismatch repair deficient endometrial cancer (DUO-E), Imfinzi plus chemotherapy followed by Lynparza and Imfinzi in mismatch repair proficient endometrial cancer (DUO-E) and Fasenra for EGPA (MANDARA). China approvals for Enhertu in unresectable, locally advanced or metastatic HER2-mutated NSCLC (DESTINY-Lung02, DESTINY-Lung05), Enhertu in locally advanced or metastatic HER2-positive gastric or gastroesophageal junction adenocarcinoma (DESTINY-Gastric06), and Fasenra for severe eosinophilic asthma (MIRACLE)

Guidance
Given the strength of underlying Product Sales and Alliance Revenue, as well as increased confidence in achieving certain sales-based milestones, the Company raises its Total Revenue and Core EPS guidance for FY 2024 at CER.

Total Revenue is expected to increase by a high teens percentage (previously a mid teens percentage)

Core EPS is expected to increase by a high teens percentage (previously a mid teens percentage)

‒    Other elements of the Income Statement are expected to be broadly in-line with the indications issued in the Company's H1 2024 earnings statement

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact
If foreign exchange rates for October 2024 to December 2024 were to remain at the average rates seen in September 2024, it is anticipated that FY 2024 Total Revenue would incur a low single-digit percentage adverse impact compared to the performance at CER (unchanged from previous guidance), and Core EPS would incur a mid single-digit percentage adverse impact (unchanged from previous guidance). The Company's foreign exchange rate sensitivity analysis is provided in Table 17.

China
As previously disclosed, the Company is aware of a number of individual investigations by the Chinese authorities into current and former AstraZeneca employees. To the best of the Company's knowledge, the investigations include allegations of medical insurance fraud, illegal drug importation and personal information breaches. Recently Leon Wang, EVP International and AstraZeneca China President was detained. The Company has not received any notification that it is itself under investigation. If requested, AstraZeneca will fully cooperate with the Chinese authorities.

Table 1: Key elements of Total Revenue performance in Q3 2024

		% Change
Revenue type	$m	Actual %	CER %
Product Sales	12,947	18	20
Alliance Revenue	559	48	50	∗ $49m Beyfortus (Q3 2023: $17m) ∗ $361m Enhertu (Q3 2023: $266m) ∗ $123m Tezspire (Q3 2023: $74m)
Collaboration Revenue	59	(39)	(40)	∗ $56m Beyfortus (Q3 2023: $71m)
Total Revenue	13,565	18	21
Therapy areas	$m	Actual %	CER %
Oncology	5,569	19	22	∗ Tagrisso up 14% (17% at CER), Calquence up 24% (25% at CER), Enhertu Total Revenue up 50% (55% at CER)
CVRM	3,159	18	20	∗ Farxiga up 25% (27% at CER), Lokelma up 40% (42% at CER)
R&I	1,959	26	29	∗ Breztri up 56% (57% at CER). Saphnelo up 63% (64% at CER), Tezspire up >2x, Symbicort up 27% (31% CER)
V&I	460	48	49	∗ Beyfortus Total Revenue up 73% (72% at CER), FluMist up 34% (31% at CER)
Rare Disease	2,148	9	11	● Ultomiris up 33% (35% at CER), partially offset by decline in Soliris of 22% (18% at CER), Strensiq up 20% (21% at CER) and Koselugo up 37% (39% at CER)
Other Medicines	270	(12)	(8)
Total Revenue	13,565	18	21
Regions	$m	Actual %	CER %
US	6,008	23	23
Emerging Markets	3,423	15	23
- China	1,671	15	15
- Ex-China Emerging Markets	1,752	16	31
Europe	2,875	22	22
Established RoW	1,260	(1)	4
Total Revenue	13,565	18	21

Key alliance medicines
‒    Combined sales of Enhertu, recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $2,729m in 9M 2024 (9M 2023: $1,844m).
‒    Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $843m in 9M 2024 (9M 2023: $438m).

Table 2: Key elements of financial performance in Q3 2024

Metric	Reported	Reported change	Core	Corechange	Comments[4]
Total Revenue	$13,565m	18% Actual 21% CER	$13,565m	18% Actual 21% CER	∗ See Table 1 and the Total Revenue section of this document for further details
Product Sales Gross Margin	76%	-5pp Actual -4pp CER	81%	Stable Actual and CER
∗ Variations in Product Sales Gross Margin can be expected between periods, due to product seasonality (e.g. FluMist and Beyfortus sales are weighted to the second half of the year), foreign exchange fluctuations and other effects
‒ Reported Product Sales Gross Margin impacted by PAAGR[5] inventory related restructuring charges taken in the quarter

R&D expense	$3,115m	21% Actual 21% CER	$3,068m	23% Actual 24% CER	+ Increased investment in the pipeline ∗ Core R&D-to-Total Revenue ratio of 23%(Q3 2023: 22%)
SG&A expense	$5,143m	7% Actual 8% CER	$3,605m	8% Actual 9% CER	+ Market development for recent launches and pre-launch activities ∗ Core SG&A-to-Total Revenue ratio of 27%(Q3 2023: 29%)
Other operating income and expense[6]	$25m	-65% Actual -61% CER	$24m	-65% Actual -61% CER
Operating Margin	16%	-1pp Actual Stable CER	32%	+1pp Actual +2pp CER	∗ See commentary above on Gross Margin, R&D, SG&A and Other operating income and expense
Net finance expense	$274m	-6% Actual -15% CER	$329m	46% Actual 35% CER	+ New debt issued at higher interest rates + Higher level of Net debt
Tax rate	22%	+5pp Actual +5pp CER	19%	Stable Actual and CER	∗ Variations in the tax rate can be expected between periods
EPS	$0.92	4% Actual 17% CER	$2.08	20% Actual 27% CER	∗ Further details of differences between Reported and Core are shown in Table 12

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Tagrisso	Unresectable, Stage III EGFRm NSCLC (LAURA)	Regulatory approval (US)
	Imfinzi	Primary advanced or recurrent endometrial cancer with mismatch repair deficiency (DUO-E)	Regulatory approval (EU)
	Imfinzi + Lynparza	Primary advanced or recurrent endometrial cancer with mismatch repair proficiency (DUO-E)	Regulatory approval (EU)
	Imfinzi	Resectable early-stage (IIA-IIIB) NSCLC (AEGEAN)	Regulatory approval (US)
	Enhertu	Locally advanced or metastatic HER2-positive gastric or gastroesophageal junction adenocarcinoma (DESTINY-Gastric06)	Regulatory approval (CN)
	Enhertu	Unresectable locally advanced or metastatic HER2m NSCLC (DESTINY-Lung02, DESTINY-Lung05)	Regulatory approval (CN)
	Fasenra	EGPA (MANDARA)	Regulatory approval (US, EU)
	Fasenra	Fasenra (MIRACLE)	Regulatory approval (CN)
	FluMist	Self-administration	Regulatory approval (US)
Regulatory submissionsor acceptances*	Tagrisso	EGFRm NSCLC (Stage III unresectable) (LAURA)	Regulatory submission (EU, JP, CN)
	Imfinzi	Muscle-invasive bladder Cancer (NIAGARA)	Regulatory submission (EU)
	Imfinzi	NSCLC (neoadjuvant) AEGEAN	Regulatory submission (JP)
	Imfinzi	SCLC (limited stage) (ADRIATIC)	Regulatory submission (US, EU, JP, CN)
	Calquence	Mantle cell lymphoma (1st-line) (ECHO)	Regulatory submission (US, EU, JP)
	Calquence	CLL (ELEVATE-TN)	Regulatory submission (CN)
	Lynparza	mCRPC (PROpel)	Regulatory submission (CN)
	Enhertu	HER2-low breast cancer (2nd-line) (DESTINY-Breast06)	Regulatory submission (US, EU, JP)
	Wainua	Hereditary transthyretin-mediated amyloid polyneuropathy (NEURO-TTRansform)	Regulatory submission (CN)
	Breztri and HFO1234ze	Moderate to severe COPD	Regulatory submission (EU)
	Sipavibart	Prevention of COVID-19 (SUPERNOVA)	Regulatory submission (JP)
	Ultomiris	NMOSD (CHAMPION-NMOSD)	Regulatory submission (CN)
Phase III / registrational data readouts and other developments	Tagrisso + Orpathys	EGFRm NSCLC with high levels of MET overexpression and/or amplification (SAVANNAH)	Clinically meaningful ORR
	Calquence fixed duration	Chronic lymphocytic leukaemia (AMPLIFY)	Primary endpoint met
	Fasenra	Eosinophilic chronic rhinosinusitis with nasal polyps (ORCHID)	Primary endpoint not met
	Tezspire	Severe chronic rhinosinusitis with nasal polyps (WAYPOINT)	Primary endpoint met
	Koselugo	Adults with NF1-PN (KOMET)	Primary endpoint met

*US, EU and China regulatory submission denotes filing acceptance

Upcoming pipeline catalysts
For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Corporate and business development
In October 2024, AstraZeneca entered into an exclusive license agreement with CSPC Pharmaceutical Group Ltd (CSPC) to advance the development of an early stage, novel small molecule Lipoprotein (a) (Lp(a)) disruptor that has the potential to offer additional benefits for patients with dyslipidaemia. This further strengthens the company's cardiovascular portfolio to help address the major risk factors driving chronic cardiovascular disease. Under the terms of the agreement, AstraZeneca will receive access to CSPC's pre-clinical candidate small molecule, YS2302018, an oral Lp(a) disruptor, with the aim of developing this as a novel lipid-lowering therapy with potential in a range of cardiovascular disease indications alone or in combination, including with AstraZeneca's oral small molecule PCSK9 inhibitor, AZD0780. CSPC will receive an upfront payment of $100 million from AstraZeneca. CSPC is also eligible to receive up to $1.92 billion for further development and commercialisation milestones plus tiered royalties.

In October 2024, AstraZeneca entered into an agreement to out-license ALXN1840 (bis-choline tetrathiomolybdate), a drug candidate for Wilson disease to Monopar Therapeutics Inc (Monopar). Monopar will be responsible for all future global development and commercialisation activities. AstraZeneca will have a 9.9% beneficial ownership interest in Monopar upon issuance as well as an upfront cash payment of $4.0 million. AstraZeneca is also eligible to receive milestones and royalties.

Sustainability highlights
In September, AstraZeneca had a significant presence at Climate Week NYC and the 79th Session of the UN General Assembly in New York, with a delegation led by Pam Cheng, Executive Vice President of Global Operations and IT and Chief Sustainability Officer and the company's US leadership. A programme of more than 50 engagements with governments, media, NGOs and the private sector focused on the interconnected issues of the climate crisis, health equity and health system resilience and the Company's commitment to contribute to more sustainable, resilient and equitable health systems.

Conference call
A conference call and webcast for investors and analysts will begin today, 12 November 2024, at 14:00 UK time. Details can be accessed via astrazeneca.com.

Reporting calendar
The Company intends to publish its FY and Q4 2024 results on 6 February 2025.

Operating and financial review
All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. The performance shown in this announcement covers the nine-month period to 30 September 2024 ('the period' or '9M 2024') compared to the nine-month period to 30 September 2023 ('9M 2023'), or the three-month period to 30 September 2024 ('the quarter' or 'Q3 2024') compared to the three-month period to 30 September 2023 ('Q3 2023'), unless stated otherwise.

Core financial measures, EBITDA, Net debt, Product Sales Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated financial statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items:

‒    Charges and provisions related to our global restructuring programmes on our capitalised manufacturing assets and IT assets
‒    Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
‒    Other specified items, principally the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, legal settlements and remeasurement adjustments relating to certain Other payables and debt items assumed from the Alexion acquisition
‒    The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 61 of the Annual Report and Form 20-F Information 2023.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Product Sales Gross Margin is calculated by dividing the difference between Product Sales and Cost of Sales by the Product Sales. The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt' included in the Notes to the Interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 4: Total Revenue by therapy area and medicine[7]

	9M 2024				Q3 2024
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	16,009	41	19	22	5,569	41	19	22
- Tagrisso	4,877	12	11	15	1,674	12	14	17
- Imfinzi	3,463	9	18	22	1,203	9	13	16
- Calquence	2,321	6	26	27	813	6	24	25
- Lynparza	2,228	6	8	10	778	6	11	13
- Enhertu	1,442	4	57	60	510	4	50	55
- Zoladex	845	2	17	24	278	2	12	18
- Imjudo	208	1	30	32	72	1	20	22
- Truqap	267	1	n/m	n/m	125	1	n/m	n/m
- Orpathys	36	-	5	8	11	-	(11)	(11)
- Other Oncology	322	1	(18)	(12)	106	1	(10)	(5)
BioPharmaceuticals: CVRM	9,379	24	18	21	3,159	23	18	20
- Farxiga	5,779	15	32	34	1,943	14	25	27
- Brilinta	992	3	-	1	327	2	(1)	(1)
- Crestor	894	2	4	9	304	2	10	14
- Lokelma	392	1	31	34	143	1	40	42
- Seloken/Toprol-XL	466	1	(6)	(1)	151	1	(2)	1
- roxadustat	261	1	23	26	95	1	26	25
- Andexxa	159	-	24	26	54	-	36	38
- Wainua	44	-	n/m	n/m	23	-	n/m	n/m
- Other CVRM	392	1	(27)	(26)	120	1	(22)	(20)
BioPharmaceuticals: R&I	5,750	15	22	24	1,959	14	26	29
- Symbicort	2,195	6	19	22	705	5	27	31
- Fasenra	1,218	3	7	8	436	3	12	13
- Breztri	721	2	51	53	266	2	56	57
- Pulmicort	517	1	5	9	138	1	(6)	(4)
- Tezspire	471	1	>2x	>2x	191	1	>2x	>2x
- Saphnelo	327	1	71	72	124	1	63	64
- Airsupra	41	-	n/m	n/m	21	-	n/m	n/m
- Other R&I	259	1	(28)	(27)	78	1	(32)	(32)
BioPharmaceuticals: V&I	811	2	(14)	(12)	460	3	48	49
- Beyfortus	319	1	>2x	>2x	238	2	73	72
- Synagis	346	1	(10)	(4)	93	1	(6)	3
- COVID-19 mAbs	31	-	(90)	(90)	28	-	>10x	>10x
- FluMist	109	-	24	21	100	1	34	31
- Other V&I	6	-	(79)	(80)	0	-	(63)	n/m
Rare Disease	6,391	16	10	14	2,148	16	9	11
- Ultomiris	2,835	7	32	35	1,031	8	33	35
- Soliris	2,045	5	(16)	(11)	606	4	(22)	(18)
- Strensiq	996	3	18	19	343	3	20	21
- Koselugo	366	1	49	55	119	1	37	39
- Kanuma	149	-	15	16	49	-	10	9
Other Medicines	843	2	(10)	(4)	270	2	(12)	(8)
- Nexium	685	2	(8)	(2)	216	2	(13)	(8)
- Others	157	-	(17)	(15)	54	-	(7)	(7)
Total	39,182	100	16	19	13,565	100	18	21

Table 5: Alliance Revenue

	9M 2024			Q3 2024
		% Change			% Change
	$m	Actual	CER	$m	Actual	CER
Enhertu	1,045	41	42	361	36	38
Tezspire	303	69	69	123	65	65
Beyfortus	75	>4x	>4x	49	>2x	>2x
Other Alliance Revenue	75	11	11	26	29	29
Total	1,498	49	50	559	48	50

Table 6: Collaboration Revenue

	9M 2024			Q3 2024
		% Change			% Change
	$m	Actual	CER	$m	Actual	CER
Farxiga: sales milestones	52	87	87	3	12	14
Beyfortus: sales milestones	56	(21)	(23)	56	(21)	(23)
Total	108	(66)	(66)	59	(39)	(40)

Table 7: Total Revenue by therapy area

	9M 2024				Q3 2024
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	16,009	41	19	22	5,569	41	19	22
Biopharmaceuticals	15,940	41	17	20	5,578	41	23	25
CVRM	9,379	24	18	21	3,159	23	18	20
R&I	5,750	15	22	24	1,959	14	26	29
V&I	811	2	(14)	(12)	460	3	48	49
Rare Disease	6,391	16	10	14	2,148	16	9	11
Other Medicines	843	2	(10)	(4)	270	2	(12)	(8)
Total	39,182	100	16	19	13,565	100	18	21

Table 8: Total Revenue by region

	9M 2024				Q3 2024
			% Change				% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	16,703	43	20	20	6,008	44	23	23
Emerging Markets	10,541	27	14	23	3,423	25	15	23
China	5,049	13	12	15	1,671	12	15	15
Emerging Markets ex. China	5,492	14	16	30	1,752	13	16	31
Europe	8,240	21	22	22	2,875	21	22	22
Established ROW	3,698	9	(4)	4	1,260	9	(1)	4
Total	39,182	100	16	19	13,565	100	18	21

Oncology
Oncology Total Revenue of $16,009m in 9M 2024 increased by 19% (22% at CER), representing 41% of overall Total Revenue (9M 2023: 40%).

Tagrisso

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	4,877	1,996	1,365	956	560
Actual change	11%	19%	8%	16%	(10%)
CER change	15%	19%	16%	16%	(2%)

Region	Drivers and commentary
Worldwide	∗ Strong global demand for Tagrisso in adjuvant (ADAURA) and 1st-line settings (FLAURA, FLAURA-2)
US	∗ Continued demand growth in both the adjuvant and metastatic settings, with some additional benefit coming from improved affordability
Emerging Markets	∗ Encouraging demand growth, partly offset by NRDL price reduction in prior year period
Europe	∗ Continued demand growth across adjuvant and metastatic settings
Established RoW	∗ Continued demand growth across adjuvant and metastatic settings with year-over-year comparison reflecting price reduction in Japan in June 2023

Imfinzi

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	3,463	1,883	365	695	520
Actual change	18%	18%	37%	30%	(3%)
CER change	22%	18%	61%	29%	6%

Region	Drivers and commentary
Worldwide	∗ Strong demand growth driven by BTC (TOPAZ-1), HCC (HIMALAYA), and increased patient share in Stage IV NSCLC (POSEIDON) and extensive-stage SCLC (CASPIAN)
US	∗ Continued demand growth driven primarily by HCC and extensive-stage SCLC, having achieved peak market share as established standard of care in BTC
Emerging Markets	∗ Strong demand growth driven across all approved indications, in particular BTC
Europe	∗ Growth driven by share gains in extensive-stage SCLC as well as new launches in HCC, BTC and NSCLC
Established RoW	∗ Increased demand in GI indications, with year-over-year comparison reflecting the 25% and 11% mandatory price reductions in Japan effective from 1 February 2024 and 1 August 2024 respectively

Calquence

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	2,321	1,617	116	489	99
Actual change	26%	21%	68%	38%	23%
CER change	27%	21%	90%	38%	27%

Region	Drivers and commentary
Worldwide	∗ Sustained BTKi leadership in front-line CLL (ELEVATE-TN)
US	∗ Growth driven by leading share of new patient starts in front-line CLL, with some additional favourability coming from improved affordability
Europe	∗ Strong growth momentum in front-line CLL, maintaining share of 1L new patient starts in competitive environment

Lynparza

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	2,228	954	475	612	187
Actual change	8%	6%	16%	13%	(13%)
CER change	10%	6%	25%	12%	(7%)

Region	Drivers and commentary
Worldwide
∗ Lynparza remains the leading medicine in the PARP inhibitor class globally across four tumour types (ovarian, breast, prostate, pancreatic), as measured by total prescription volume
∗ No Collaboration Revenue for Lynparza was recognised in either 9M 2024 or 9M 2023

US	∗ Continued leadership within competitive PARP inhibitor class, with demand growth across all indications
Emerging Markets	∗ Volume growth in China from increased share following inclusion of HRD-positive ovarian cancer (PAOLA-1) on NRDL with no price reduction
Europe	∗ Growth driven by increased market share and additional launches in early breast cancer (OlympiA) and metastatic prostate cancer (PROpel)
Established RoW	∗ PARP class leadership maintained with year-over-year comparison reflecting 7.7% price reduction in Japan in November 2023

Enhertu

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,442	642	353	400	47
Actual change	57%	24%	97%	95%	>2x
CER change	60%	24%	>2x	95%	>2x

Region	Drivers and commentary
Worldwide
∗ Established standard of care in HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer
∗ Encouraging early uptake, particularly in gynaecological indications following tumour-agnostic approval in April 2024 (DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02)
∗ Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $2,729m in 9M 2024 (9M 2023: $1,844m)

US	∗ US in-market sales, recorded by Daiichi Sankyo, amounted to $1,342m in 9M 2024 (9M 2023: $1,087m)
Emerging Markets	∗ Increased demand growth following commercial breast cancer launch in China in Q1 2024
Europe	∗ Continued demand growth due to increasing adoption in HER2-positive and HER2-low metastatic breast cancer
Established RoW	∗ AstraZeneca's Alliance Revenue includes a mid single-digit percentage royalty on Daiichi Sankyo's sales in Japan

Other Oncology medicines

	9M 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Zoladex	845	17%	24%	∗ Strong underlying growth in China and Emerging Markets and moderate growth in Europe with reduced uptake in Japan
Imjudo	208	30%	32%	∗ Continued growth across markets
Truqap	267	n/m	n/m	∗ Strong demand growth with strong uptake in biomarker altered subgroup of HR-positive HER2-negative metastatic breast cancer (CAPItello-291)
Orpathys	36	5%	8%	∗ Demand in China for the treatment of patients with NSCLC with MET exon 14 skipping alterations
Other Oncology	322	(18%)	(12%)	∗ Decline in Faslodex Total Revenue due to VBP implementation in China in March 2024 and generic erosion in Europe

BioPharmaceuticals
BioPharmaceuticals Total Revenue increased by 17% (20% at CER) in 9M 2024 to $15,940m, representing 41% of overall Total Revenue (9M 2023: 40%).

BioPharmaceuticals - CVRM
CVRM Total Revenue increased by 18% (21% at CER) to $9,379m in 9M 2024 and represented 24% of overall Total Revenue (9M 2023: 23%).

Farxiga

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	5,779	1,280	2,225	1,903	371
Actual change	32%	28%	34%	40%	(2%)
CER change	34%	28%	41%	39%	5%

Region	Drivers and commentary
Worldwide
∗ Farxiga volume continued to grow faster than the overall SGLT2 market in all major regions, driven by continued demand in heart failure and CKD
∗ SGLT2 class growth underpinned by updated cardiorenal guidelines

US	∗ Growth driven by underlying demand in HFrEF and CKD ∗ Launch of an authorised generic in the first quarter of 2024
Emerging Markets	∗ Increased reimbursement supporting solid growth despite entry of generic competition in some markets
Europe	∗ Continued strong class growth and market share gains
Established RoW	∗ Continued demand growth partially offset by generic competition in Canada ∗ In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales

Other CVRM medicines

	9M 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Brilinta	992	-	1%	∗ Continued sales growth in Emerging Markets, decline in Est. RoW driven by generic competition in Canada
Crestor	894	4%	9%	∗ Continued sales growth in Emerging Markets
Seloken	466	(6%)	(1%)	∗ Growth in ex-China EM markets offsetting declines in other regions
Lokelma	392	31%	34%	∗ Strong growth in all major regions, particularly in Europe and Emerging Markets. Continued launches in new markets
Roxadustat	261	23%	26%	∗ Continued patient and volume growth
Andexxa	159	24%	26%	∗ Demand growth
Wainua	44	n/m	n/m	∗ Encouraging launch uptake following ATTRv-PN approval in the US in December 2023
Other CVRM	392	(27%)	(26%)	∗ Generic competition

BioPharmaceuticals - R&I
Total Revenue of $5,750m from R&I medicines increased 22% (24% at CER) and represented 15% of overall Total Revenue (9M 2023: 14%).

Fasenra

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,218	750	68	294	106
Actual change	7%	4%	43%	12%	(1%)
CER change	8%	4%	52%	11%	6%

Region	Drivers and commentary
Worldwide	∗ Continued severe asthma market share leadership in IL-5 class across major markets
US	∗ Sustained double-digit volume growth
Emerging Markets	∗ Continued strong demand growth driven by launch acceleration across key markets
Europe	∗ Sustained leadership in severe eosinophilic asthma
Established RoW	∗ In Japan, maintained class leadership in a broadly stable market

Breztri

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	721	367	199	102	53
Actual change	51%	40%	62%	86%	42%
CER change	53%	40%	68%	85%	51%

Region	Drivers and commentary
Worldwide	∗ Fastest growing single-inhaler triple medicine within the expanding FDC triple class
US	∗ Consistent share growth within the expanding FDC triple class
Emerging Markets	∗ Maintained market share leadership in China with strong FDC triple class penetration ∗ Further expansion with launches in additional geographies
Europe	∗ Sustained growth across markets driven by new launches
Established RoW	∗ Increased market share in Japan

Tezspire

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	471	303	8	105	55
Actual change	>2x	70%	n/m	>3x	>2x
CER change	>2x	70%	n/m	>3x	>2x

Region	Drivers and commentary
Worldwide	∗ Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $843m in 9M 2024 (9M 2023: $438m)
US	∗ Continued growth in total prescriptions, with majority of patients new-to-biologics
Europe	∗ Achieved and maintained new-to-brand leadership across multiple markets, new launches continue to progress
Established RoW	∗ Sustained market share growth in Japan and other major geographies, with continued launches

Symbicort

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	2,195	887	653	415	240
Actual change	19%	51%	9%	2%	(2%)
CER change	22%	51%	19%	1%	-

Region	Drivers and commentary
Worldwide	∗ Symbicort remained the global market leader within a stable ICS/LABA class
US	∗ Continued strong demand for the authorised generic, limitation of patient out-of-pocket expenses and favourable channel mix
Emerging Markets	∗ Sustained demand growth across markets
Europe	∗ Continued growth in some markets within mild asthma partially offset generic erosion and a slowing overall market
Established RoW	∗ Continued generic erosion in Japan

Other R&I medicines

	9M 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Saphnelo	327	71%	72%	∗ Demand acceleration in the US, and additional growth driven by ongoing launches in Europe and Established RoW
Airsupra	41	n/m	n/m	∗ Strong US launch momentum and volume uptake. Revenue in the period reflects introductory discounts as early access continues to build
Pulmicort	517	5%	9%	∗ >80% of revenues from Emerging Markets
Other R&I	259	(28%)	(27%)	∗ Continued generic competition

BioPharmaceuticals - V&I
Total Revenue from V&I medicines reduced by 14% (12% at CER) to $811m (9M 2023: $944m) and represented 2% of overall Total Revenue (9M 2023: 3%).

V&I medicines

9M 2024		Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Beyfortus	319	>2x	>2x
∗ Growth driven increasing demand and expanded production capacity
∗ Product Sales recognises AstraZeneca's sales of manufactured Beyfortus product to Sanofi
∗ Alliance Revenue recognises AstraZeneca's 50% share of gross profits on sales of Beyfortus in major markets outside the US, and 25% of brand revenues in rest of world markets
∗ AstraZeneca has no participation in US profits or losses

Synagis	346	(10%)	(4%)	∗ As anticipated, Synagis demand decreased following rapid adoption of Beyfortus
COVID-19 mAbs	31	(90%)	(90%)	∗ Decline in Evusheld sales and Collaboration Revenue (Total Revenue 9M 2023: $306m)
FluMist	109	24%	21%	∗ Demand growth across key markets in particular Europe and benefit from earlier start in flu season in Q3 2024 compared to prior year
Other V&I	6	(79%)	(80%)	∗ Decline in Vaxzevria sales (9M 2023: $28m)

Rare Disease
Total Revenue from Rare Disease medicines increased by 10% (14% at CER) in 9M 2024 to $6,391m, representing 16% of overall Total Revenue (9M 2023: 17%).

Ultomiris

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	2,835	1,629	92	649	465
Actual change	32%	29%	97%	31%	37%
CER change	35%	29%	>2x	30%	50%

Region	Drivers and commentary
Worldwide
∗ Growth due to increased use in neurology, geographic expansion, further patient demand and conversion from Soliris
∗ Ultomiris Total Revenue includes sales of Voydeya, which is approved as an add-on treatment to Ultomiris and Soliris for the 10-20% of PNH patients who experience clinically significant EVH

US	∗ Strong growth in patient demand in gMG (CHAMPION-MG) and NMOSD (CHAMPION-NMOSD), both new to branded medicines, as well as continued conversion from Soliris
Emerging Markets	∗ Expansion into new markets and growth in patient demand
Europe
∗ Strong demand growth following recent launches, particularly from neurology indications, accelerated conversion from Soliris, partially offset by price reductions to secure reimbursement for new indications

Established RoW	∗ Continued conversion from Soliris and strong demand following new launches

Soliris

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	2,045	1,170	365	346	164
Actual change	(16%)	(11%)	8%	(35%)	(34%)
CER change	(11%)	(11%)	39%	(35%)	(31%)

Region	Drivers and commentary
US	∗ Decline driven by successful conversion of Soliris patients to Ultomiris
Emerging Markets	∗ Growth driven by patient demand
Europe	∗ Decline driven by biosimilar erosion in PNH and aHUS and successful conversion from Soliris to Ultomiris
Established RoW	∗ Decline driven by successful conversion from Soliris to Ultomiris

Strensiq

9M 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	996	815	39	73	69
Actual change	18%	18%	34%	15%	8%
CER change	19%	18%	48%	14%	18%

Region	Drivers and commentary
Worldwide	∗ Growth driven by strong patient demand

Other Rare Disease medicines

9M 2024		Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Koselugo	366	49%	55%	∗ Driven by patient demand and expansion in new markets
Kanuma	149	15%	16%	∗ Continued global demand

Other medicines (outside the main therapy areas)

9M 2024		Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Nexium	685	(8%)	(2%)	∗ Stable in Emerging Markets, which now accounts for two-thirds of Nexium revenue, offset by generic erosion in other markets
Others	157	(17%)	(15%)	∗ Continued impact of generic competition

Financial performance

Table 9: Reported Profit and Loss

	9M 2024	9M 2023	% Change		Q3 2024	Q3 2023	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	39,182	33,787	16	19	13,565	11,492	18	21
- Product Sales	37,576	32,466	16	19	12,947	11,018	18	20
- Alliance Revenue	1,498	1,004	49	50	559	377	48	50
- Collaboration Revenue	108	317	(66)	(66)	59	97	(39)	(40)
Cost of sales	(7,482)	(5,960)	26	28	(3,081)	(2,095)	47	48
Gross profit	31,700	27,827	14	17	10,484	9,397	12	15
Distribution expense	(412)	(394)	4	7	(145)	(129)	12	15
R&D expense	(8,906)	(7,862)	13	14	(3,115)	(2,584)	21	21
SG&A expense	(14,567)	(13,845)	5	7	(5,143)	(4,800)	7	8
Other operating income & expense	152	1,233	(88)	(88)	25	70	(65)	(61)
Operating profit	7,967	6,959	14	23	2,106	1,954	8	18
Net finance expense	(919)	(945)	(3)	(7)	(274)	(291)	(6)	(15)
Joint ventures and associates	(23)	(12)	n/m	97	(4)	(11)	(53)	(54)
Profit before tax	7,025	6,002	17	28	1,828	1,652	11	24
Taxation	(1,484)	(1,000)	48	62	(395)	(274)	44	62
Tax rate	21%	17%			22%	17%
Profit after tax	5,541	5,002	11	21	1,433	1,378	4	17
Earnings per share	$3.57	$3.22	11	21	$0.92	$0.89	4	17

Table 10: Reconciliation of Reported Profit before tax to EBITDA

	9M 2024	9M 2023	% Change		Q3 2024	Q3 2023	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	7,025	6,002	17	28	1,828	1,652	11	24
Net finance expense	919	945	(3)	(7)	274	291	(6)	(15)
Joint ventures and associates	23	12	n/m	97	4	11	(53)	(54)
Depreciation, amortisation and impairment	4,351	4,060	7	7	1,817	1,282	41	41
EBITDA	12,318	11,019	12	17	3,923	3,236	21	27

Table 11: Reconciliation of Reported to Core financial measures: 9M 2024 [8]

9M 2024	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	Core % Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	31,700	655	24	4	32,383	15	19
Product Sales Gross Margin	80%				82%	-	-
Distribution expense	(412)	-	-	-	(412)	4	7
R&D expense	(8,906)	221	38	9	(8,638)	17	18
% of Total Revenue	23%				22%	-	-
SG&A expense	(14,567)	180	3,343	291	(10,753)	11	13
% of Total Revenue	37%				27%	+1pp	+1pp
Total operating expense	(23,885)	401	3,381	300	(19,803)	13	15
Other operating income & expense	152	(2)	-	(1)	149	(87)	(87)
Operating profit	7,967	1,054	3,405	303	12,729	8	13
Operating Margin	20%				32%	-2pp	-2pp
Net finance expense	(919)	-	-	60	(859)	18	13
Taxation	(1,484)	(189)	(621)	(67)	(2,361)	15	22
EPS	$3.57	$0.56	$1.80	$0.19	$6.12	5	11

Table 12: Reconciliation of Reported to Core financial measures: Q3 20247

Q3 2024	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	Core % Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	10,484	619	8	1	11,112	18	21
Product Sales Gross Margin	76%				81%	-	-
Distribution expense	(145)	-	-	-	(145)	12	15
R&D expense	(3,115)	44	1	2	(3,068)	23	24
% of Total Revenue	23%				23%	-1pp	-1pp
SG&A expense	(5,143)	42	1,460	36	(3,605)	8	9
% of Total Revenue	38%				27%	+3pp	+3pp
Total operating expense	(8,403)	86	1,461	38	(6,818)	14	16
Other operating income & expense	25	-	-	(1)	24	(65)	(61)
Operating profit	2,106	705	1,469	38	4,318	22	27
Operating Margin	16%				32%	+1pp	+2pp
Net finance expense	(274)	-	-	(55)	(329)	46	35
Taxation	(395)	(109)	(254)	5	(753)	21	28
EPS	$0.92	$0.38	$0.78	-	$2.08	20	27

Profit and Loss drivers

Gross profit
‒    The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue
‒    The change in Product Sales Gross Margin (Reported and Core) in 9M 2024 was impacted by:
‒    Positive effects from product mix. The increased contribution from Rare Disease and Oncology medicines had a positive impact on the Product Sales Gross Margin
‒    Dilutive effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Tezspire, Koselugo) has a negative impact on Product Sales Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The growth in Beyfortus also has a dilutive impact on Product Sales Gross Margin, as AstraZeneca is responsible for manufacturing, and Sanofi is responsible for distribution. AstraZeneca records its sales to Sanofi as Product Sales, and those sales generate a lower Product Sales Gross Margin than the Company average
‒    Dilutive effects from geographic mix. In Emerging Markets, the Product Sales Gross Margin tends to be below the Company average
‒    The reported Product Sales Gross Margin included inventory and related contract provisions of $638m recorded in the third quarter related to Andexxa, which was part of the PAAGR restructuring program (see Note 2 in the Notes to the interim financial statements section)
‒    Variations in Product Sales Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects

R&D expense

‒    The change in R&D expense (Reported and Core) in the period was impacted by:
‒    Positive data read-outs for several high priority medicines that have ungated late-stage trials
‒    Investment in platforms, new technology and capabilities to enhance R&D capabilities
‒    Addition of R&D projects following completion of previously announced business development activity including Icosavax, Gracell, Fusion and Amolyt
‒    The change in Reported R&D expense was also impacted by intangible asset impairments in the prior period

SG&A expense
‒    The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches and to support continued growth in existing brands
‒    The Reported SG&A expense included impairment charges in the third quarter of $504m recorded against the Andexxa intangible asset

Other operating income and expense
‒    In the prior year period, Other operating income and expense included a $241m gain on the disposal of the US rights to Pulmicort Flexhaler and a $712m gain relating to contractual arrangements for Beyfortus

Net finance expense
‒    Core Net finance expense increased 18% (13% increase at CER) due to the increased level of debt and new debt issued at higher interest rates

Taxation
‒    The effective Reported Tax rate for the nine months to 30 September 2024 was 21% (9M 2023: 17%) and the effective Core Tax rate was 20% (9M 2023: 19%)
‒    The cash tax paid for the nine months to 30 September 2024 was $1,978m (9M 2023: $1,710m), representing 28% of Reported Profit before tax (9M 2023: 26%)

Table 13: Cash Flow summary

	9M 2024	9M 2023	Change
	$m	$m	$m
Reported Operating profit	7,967	6,959	1,008
Depreciation, amortisation and impairment	4,351	4,060	291
Movement in working capital and short-term provisions	(543)	150	(693)
Gains on disposal of intangible assets	(34)	(247)	213
Fair value movements on contingent consideration arising from business combinations	251	202	49
Non-cash and other movements	15	(623)	638
Interest paid	(1,075)	(826)	(249)
Taxation paid	(1,978)	(1,710)	(268)
Net cash inflow from operating activities	8,954	7,965	989
Net cash inflow before financing activities	2,155	4,978	(2,823)
Net cash inflow/(outflow) from financing activities	(3,325)	(6,276)	2,951

The change in Net cash inflow before financing activities of $2,823m is primarily driven by Acquisitions of subsidiaries, net of cash acquired of $2,771m, and relates to the acquisition of Gracell Biotechnologies, Inc. for $774m and acquisition of Fusion Pharmaceuticals Inc., for $1,997m as compared to the acquisition of Neogene Therapeutics, Inc. for $189m in 9M 2023.

The decrease in Net cash outflow from financing activities of $2,951m is primarily driven by increased issuance of long-term loans of $6,492m in the period compared to $3,816m issued in the comparative period.

Capital expenditure
Capital expenditure amounted to $1,216m in 9M 2024 (9M 2023: $836m). The increase of capital expenditure in 2024 is driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Table 14: Net debt summary

	At 30 Sep 2024	At 31 Dec 2023	At 30 Sep 2023
	$m	$m	$m
Cash and cash equivalents	4,797	5,840	4,871
Other investments	133	122	244
Cash and investments	4,930	5,962	5,115
Overdrafts and short-term borrowings	(769)	(515)	(515)
Commercial paper	(472)	-	-
Lease liabilities	(1,422)	(1,128)	(979)
Current instalments of loans	(12)	(4,614)	(4,857)
Non-current instalments of loans	(28,887)	(22,365)	(22,225)
Interest-bearing loans and borrowings (Gross debt)	(31,562)	(28,622)	(28,576)
Net derivatives	284	150	90
Net debt	(26,348)	(22,510)	(23,371)

Net debt increased by $3,838m in the nine months to 30 September 2024 to $26,348m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 3.

Capital allocation
The Company's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy. As announced at the Annual General Meeting on 11 April 2024, the total dividend for FY 2024 will increase by $0.20 per share to $3.10 per share.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries
AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033, 5% Notes due 2034, 3.121% EUR Notes due 2030 and 3.278% EUR Notes due 2033 (the "AstraZeneca Finance Notes"). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 30 July 2024, 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 15: Obligor group summarised Statement of comprehensive income

	9M 2024	9M 2023
	$m	$m
Total Revenue	-	-
Gross profit	-	-
Operating loss	-	(2)
Loss for the period	(894)	(695)
Transactions with subsidiaries that are not issuers or guarantors	1,342	9,758

Table 16: Obligor group summarised Statement of financial position

	At 30 Sep 2024	At 30 Sep 2023
	$m	$m
Current assets	10	6
Non-current assets	84	-
Current liabilities	(801)	(4,760)
Non-current liabilities	(28,906)	(22,077)
Amounts due from subsidiaries that are not issuers or guarantors	16,705	12,921
Amounts due to subsidiaries that are not issuers or guarantors	-	(295)

Foreign exchange
The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge. In addition, the Company's external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 17: Currency sensitivities
The Company provides the following information on currency-sensitivity:

		Average rates vs. USD					Annual impact ($m) of 5% strengthening (FY 2024 average rate vs. FY 2023 average) [9]
Currency	Primary Relevance	FY 2023[10]	YTD 2024[11]	Change (%)	Sep 2024[12]	Change (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.92	0.92	0	0.90	3	397	179
CNY	Total Revenue	7.09	7.21	(2)	7.08	0	322	182
JPY	Total Revenue	140.60	151.23	(7)	143.04	(2)	177	119
Other[13]							453	227
GBP	Operating expense	0.80	0.78	3	0.76	6	60	(126)
SEK	Operating expense	10.61	10.50	1	10.23	4	9	(63)

Sustainability

In September, AstraZeneca had a significant presence at Climate Week NYC and the 79th Session of the UN General Assembly in New York, with a delegation led by Pam Cheng, Executive Vice President of Global Operations and IT and Chief Sustainability Officer and the company's US leadership. A programme of more than 50 engagements with governments, media, NGOs and the private sector focused on the interconnected issues of the climate crisis, health equity and health system resilience and the Company's commitment to contribute to more sustainable, resilient and equitable health systems.

Related communications included an opinion piece published by the World Economic Forum (WEF) on how pharmaceutical companies are investing in nature to improve human and planetary health and an article in Foreign Policy on building sustainable health systems to manage the burden of non-communicable diseases.

Access to healthcare
‒    By end of August 2024, the Company's flagship Healthy Heart Africa programme had conducted more than 61 million blood pressure screenings, identifying over 12.1 million people with elevated blood pressure and diagnosing over 4.87 million with high blood pressure
‒    In October, the Company convened the inaugural meeting of its Global Health Equity Advisory Board (HEAB), a group of 15 external stakeholders with representation from 11 countries and across disease areas, to advise on the Company's approach to help improve equitable health outcomes globally
‒    AstraZeneca Chair Michel Demaré and Executive Vice President, Vaccines and Immune Therapies, Iskra Reic shared perspectives on health systems resilience in Health: A Political Choice - Building Resilience and Trust, a publication launched during the World Health Summit in collaboration with the World Health Organization
‒    During the quarter, the Partnership for Health System Sustainability and Resilience (PHSSR) initiative convened an Expert Advisory Group on the role of EU institutions in supporting sustainable healthcare financing of Member States. The PHSSR was also active in a session at the European Health Forum Gastein in collaboration with AstraZeneca, on the importance of decarbonising care pathways for the health of people and the planet. The session emphasised the need for early, targeted and patient-centred interventions within integrated EU and national public policy strategies
‒    In September, through the Young Health Programme (YHP), 24 young health leaders from around the world received a Fellowship to attend the One Young World Summit in Montréal, Canada to support their focus on building a healthier and more equitable future. Additionally, in August, the YHP awarded scholarships to seven young global leaders who are tackling the health impacts of the climate crisis to join a Climate Entrepreneurship Academy in New York.  During the quarter, YHP won Corporate Social Responsibility Programme of the Year at the Pharma Industry UK Awards

Environmental protection
‒    The Company reached a key sustainability milestone in its Ambition Zero Carbon decarbonisation strategy, with over 50% of its global vehicle fleet now fully electric, including in Europe, Japan and the US. AstraZeneca currently has over 10,000 battery electric vehicles (BEVs), with fully electric fleets in the Netherlands, Greece and Georgia
‒    AstraZeneca's manufacturing site in Södertälje, Sweden - the Company's largest manufacturing site globally - has reduced its Scope 1 and 2 greenhouse (GHG) gas emissions by 98% since 2015, making it the Company's sixth site to have achieved this goal ahead of schedule. With this milestone, all locations in Sweden, including the strategic R&D Centre in Gothenburg, have now achieved their Scope 1 and 2 Ambition Zero Carbon Targets
‒    Through the Sustainable Markets Initiative Health Systems Task Force, chaired by CEO Pascal Soriot, the Company contributed to the launch of the European Network on Climate and Health Education which took place at the World Health Summit in Berlin. The network brings together 25 leading universities from across Europe which are committed to training 10,000 medical students with skills to address the health impacts of climate change and deliver sustainable healthcare
‒    The Company received the Net Zero: Operations Transformation award at the 2024 Reuters Sustainability Awards in October, recognising its commitment to drive deep decarbonisation across its operations and fleet through the Ambition Zero Carbon strategy. The WEF also recognised two of the Company's advanced manufacturing sites in Wuxi (China) and Södertälje (Sweden) as Fourth Industrial Revolution (4IR) Lighthouses, part of its Global Lighthouse Network which spotlights organisations harnessing advanced technologies such as digital and AI to drive next-generation operational excellence, environmental sustainability and workforce development
‒    In August, the Company was recognised with awards by My Green Lab and the International Institute for Sustainable Laboratories - the 2024 Freezer Challenge Winning Streak Award for Biotech & Pharmaceuticals, for being at the top of the sector and surpassing 2023 energy savings, and the Top Small Lab Award - Pharmaceutical and Biotech Sector - awarded to AZ Gothenburg Regional HBS Centre
‒    The Company completed studies to support the first regulatory filings for the transition of Breztri/Trixeo Aerosphere to an innovative, next-generation propellant with 99.9% lower Global Warming Potential than propellants used in currently available inhaled medicines. Reducing the carbon impact of pressurised-metered dose inhalers is a key product-related element of AstraZeneca's Ambition Zero Carbon strategy, alongside the Company's commitment to improving patient outcomes

Ethics and transparency
‒    In September, AstraZeneca was included in the TIME World's Best Companies 2024, ranking first among pharmaceutical companies for sustainability transparency and in the top 70 out of 1,000 overall
‒    In Mexico, AstraZeneca was third in the Great Place to Work (GPTW) ranking and the Company's Guadalajara Global Innovation & Technology Centre was number one in the GPTW Western Region for companies with >500-5,000 employees for the fourth year in a row
‒    AstraZeneca and 33 other partner organisations announced the launch of the VICT3R project, a public-private partnership that aims to reduce the number of animals used in experimental studies through Virtual Control Groups (VCGs) created using cutting edge statistical and artificial intelligence (AI) techniques. The project aims to transform drug and chemical safety evaluation while promoting ethical research practices and environmental sustainability

Research and development
This section covers R&D events and milestones that have occurred since the prior results announcement on 25 July 2024, up to and including events on 11 November 2024.

A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology
AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses since the prior results announcement: the IASLC 2024 World Conference on Lung Cancer (WCLC) hosted by the International Association for the Study of Lung Cancer and the 2024 European Society for Medical Oncology (ESMO) Congress. Across the two meetings, more than 130 abstracts were presented featuring 17 approved and potential new medicines including five Presidential Symposia and 41 oral presentations.

Tagrisso

Event		Commentary
Approval	US
For the treatment of adult patients with unresectable, Stage III EGFRm NSCLC whose disease has not progressed during or following concurrent or sequential platinum-based chemoradiation therapy. (LAURA, September 2024)

Phase II registrational trial readout	SAVANNAH
Tagrisso plus Orpathys demonstrated a high, clinically meaningful and durable objective response rate for patients with EGFRm NSCLC with high levels of mesenchymal epithelial transition factor (MET) overexpression and/or amplification, defined as IHC90+ and/or FISH10+, whose disease progressed on treatment with Tagrisso. (October 2024)

Imfinzi and Imjudo

Event		Commentary
Approval	Europe	Imfinzi plus chemotherapy followed by Imfinzi alone has been approved for patients with mismatch repair deficient disease. (DUO-E, August 2024)
Approval	Europe	Imfinzi plus chemotherapy as 1st-line treatment followed by Lynparza and Imfinzi for patients with mismatch repair proficient disease. (DUO-E, August 2024)
Priority Review	US	Imfinzi for limited-stage small cell lung cancer whose disease has not progressed following platinum-based concurrent chemoradiotherapy. (ADRIATIC, August 2024)
Approval	US	Imfinzi in combination with chemotherapy for the treatment of adult patients with resectable early-stage (IIA-IIIB) NSCLC and no known EGFR mutations or ALK rearrangements. (AEGEAN, August 2024)
Phase III presentation: ESMO	NIAGARA
In a planned interim analysis, patients treated with the Imfinzi perioperative regimen showed a 32% reduction in the risk of disease progression, recurrence, not undergoing surgery, or death versus the comparator arm (EFS HR 0.68; 95% CI 0.56-0.82, p<0.0001). Estimated median EFS was not yet reached for the Imfinzi arm versus 46.1 months for the comparator arm. In addition, Imfinzi perioperative regimen reduced the risk of death by 25% versus neoadjuvant chemotherapy with radical cystectomy (OS HR 0.75; 95% CI 0.59-0.93, p=0.0106). (September 2024)

Phase III presentation: ESMO	HIMALAYA
At five years of follow-up, latest exploratory analysis of HIMALAYA showed that a single priming dose of Imjudo added to Imfinzi, called the STRIDE regimen (Single Tremelimumab Regular Interval Durvalumab), reduced the risk of death by 24% compared to sorafenib (HR 0.76, 95% CI 0.65-0.89). An estimated 19.6% of patients treated with the STRIDE regimen were alive at five years versus 9.4% of those treated with sorafenib. (September 2024)

Lynparza

Event		Commentary
Approval	Europe	Imfinzi plus chemotherapy as 1st-line treatment followed by Lynparza and Imfinzi for patients with mismatch repair proficient disease. (DUO-E, August 2024)

Enhertu

Event		Commentary
Approval	China
Conditional approval as monotherapy for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or gastroesophageal junction adenocarcinoma who have received two or more prior treatment regimens. (DESTINY-Gastric06, August 2024)

Phase IIIb/IV presentation: ESMO	DESTINY-Breast12
Enhertu demonstrated substantial overall and intracranial clinical activity in a large cohort of patients with HER2-positive metastatic breast cancer who have brain metastases and received no more than two prior lines of therapy in the metastatic setting with a 12-month PFS rate of 61.6%. (September 2024)

Priority Review	US
For the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+/ISH-) or HER2-ultralow (IHC 0 with membrane staining) breast cancer who have received at least one endocrine therapy in the metastatic setting. (DESTINY-Breast06, October 2024)

Approval	China
Conditional approval as monotherapy for the treatment of adult patients with unresectable, locally advanced or metastatic NSCLC whose tumours have activating HER2 mutations and who have received a prior systemic therapy. (DESTINY-Lung02, DESTINY-Lung05, October 2024)

Calquence

Event		Commentary
Phase III trial readout	AMPLIFY
Interim analysis of AMPLIFY Phase III trial showed a fixed duration of Calquence in combination with venetoclax, with or without obinutuzumab, demonstrated a statistically significant and clinically meaningful improvement in PFS compared to standard-of-care chemoimmunotherapy in previously untreated adult patients with chronic lymphocytic leukaemia. (July 2024)

Priority Review	US	For the treatment of adult patients with previously untreated mantle cell lymphoma. (ECHO, October 2024)

Datopotamab deruxtecan (Dato-DXd)

Event		Commentary
Phase III presentation: WCLC	TROPION-Lung01
Exploratory analysis of the TROPION-Lung01 Phase III trial showed TROP2 as measured by AstraZeneca's proprietary computational pathology platform, quantitative continuous scoring, was predictive of clinical outcomes in patients with advanced or metastatic NSCLC who were treated with Dato-DXd. (September 2024)

Phase III presentation: WCLC	TROPION-Lung01
Demonstrated a clinically meaningful, but not statistically significant, trend toward improving OS with Dato-DXd compared to docetaxel in patients with locally advanced or metastatic non-squamous NSCLC treated with at least one prior line of therapy (14.6 versus 12.3 months; HR 0.84; 95% CI 0.68-1.05). In the overall trial population, OS results numerically favoured Dato-DXd compared to docetaxel (12.9 versus 11.8 months) but did not reach statistical significance (HR 0.94, 95% CI 0.78-1.14, p=0.530). (September 2024)

Phase III trial readout	TROPION-Breast01
TROPION-Breast01 Phase III trial of Dato-DXd compared to investigator's choice of chemotherapy, which previously met the dual primary endpoint of PFS, did not achieve statistical significance in the final OS analysis in patients with inoperable or metastatic hormone receptor-positive, HER2-low or negative (IHC 0, IHC 1+ or IHC 2+/ISH-) breast cancer previously treated with endocrine-based therapy and at least one systemic therapy. (September 2024)

Regulatory update	US
Submission of a new Biologics License Application for accelerated approval for Dato-DXd for the treatment of adult patients with locally advanced or metastatic EGFRm NSCLC who have received prior systemic therapies, including an EGFR-directed therapy. Voluntarily withdrawal of the Biologics License Application for Dato-DXd for patients with advanced or metastatic non-squamous NSCLC based on the TROPION-Lung01 Phase III trial. An additional trial in biomarker-positive patients in the 2nd line non-squamous NSCLC setting is also planned. (TROPION-Lung05, TROPION-PanTumor01, TROPION-Lung01, November 2024)

Zoladex

Event		Commentary
Approval	China	Zoladex 10.8mg for breast cancer in pre- and perimenopausal women suitable for hormonal manipulation. (Study 11, October 2024)

BioPharmaceuticals - CVRM
Wainua

Event		Commentary
CHMP positive opinion	EU
For the treatment of hereditary transthyretin-mediated amyloidosis in adult patients with stage 1 or stage 2 polyneuropathy, commonly referred to as hATTR-PN or ATTRv-PN. (NEURO-TTRansform, October 2024)

BioPharmaceuticals - R&I
Airsupra

Event		Commentary
Phase III trial readout	BATURA
Interim analysis of the Phase IIIb BATURA trial showed Airsupra met the primary endpoint, demonstrating a statistically significant and clinically meaningful reduction in the risk of a severe exacerbation when used as an as-needed rescue medication in response to symptoms compared to as-needed albuterol. (October 2024)

Breztri

Event		Commentary
Clinical program completion	NGP
Completion of the clinical programme to support the transition of Breztri to next-generation propellant with near-zero Global Warming Potential. (September 2024) A Marketing Authorisation Application for Breztri with the next-generation propellant has been accepted by the European Medicines Agency (November 2024). Additional submissions in the UK and China expected before the end of 2024. (November 2024)

Fasenra

Event		Commentary
Approval	US	For the treatment of adult patients with eosinophilic granulomatosis with polyangiitis. (MANDARA, September 2024)
CHMP positive opinion	EU	As an add-on treatment for adult patients with relapsing or refractory eosinophilic granulomatosis with polyangiitis. (MANDARA, September 2024)
Approval	China	For maintenance treatment of patients 12 years of age and older with severe eosinophilic asthma. (MIRACLE, August 2024)
Phase III trial update	ORCHID
The Phase III ORCHID trial assessing Fasenra in chronic rhinosinusitis with nasal polyps and asthma did not meet the primary endpoints of improvement in the size of nasal polyps and in nasal blockage. The safety and tolerability profile for Fasenra in the trial was consistent with the known profile of the treatment. Results from ORCHID will be shared with the scientific community in the future. (November 2024)

Tezspire

Event		Commentary
Phase III trial readout	WAYPOINT
Tezspire met both co-primary endpoints, demonstrating a statistically significant and clinically meaningful reduction in nasal polyp size and improved nasal congestion compared to placebo. (November 2024)

BioPharmaceuticals - V&I
FluMist

Event		Commentary
Approval	US
For self-administration by adults up to 49 years of age or as administered by a parent/caregiver to individuals 2-17 years of age. FluMist is the only influenza vaccine approved for self-administration in the US. (September 2024)

Rare Disease
Alexion, AstraZeneca Rare Disease, presented data from its leading gMG portfolio at the American Association of Neuromuscular & Electrodiagnostic Medicine Annual Meeting and the Myasthenia Gravis Foundation of America Scientific Session in October 2024.

The company presented 11 abstracts, spanning clinical and real-world data, which add to the extensive body of evidence supporting the safety and efficacy of Ultomiris and Soliris in treating anti-acetylcholine receptor antibody-positive gMG, and offer new insights to inform clinical practice.

Koselugo

Event		Commentary
Phase III trial readout	KOMET
Positive high-level results of the Phase III KOMET trial in adults with NF1-PN showed that Koselugo met its primary endpoint demonstrating a statistically significant and clinically meaningful ORR versus placebo in these adult patients. (November 2024)

Interim financial statements
Table 18: Condensed consolidated statement of comprehensive income: 9M 2024

For the nine months ended 30 September	2024	2023
	$m	$m
Total Revenue	39,182	33,787
Product Sales	37,576	32,466
Alliance Revenue	1,498	1,004
Collaboration Revenue	108	317
Cost of sales	(7,482)	(5,960)
Gross profit	31,700	27,827
Distribution expense	(412)	(394)
Research and development expense	(8,906)	(7,862)
Selling, general and administrative expense	(14,567)	(13,845)
Other operating income and expense	152	1,233
Operating profit	7,967	6,959
Finance income	394	236
Finance expense	(1,313)	(1,181)
Share of after tax losses in associates and joint ventures	(23)	(12)
Profit before tax	7,025	6,002
Taxation	(1,484)	(1,000)
Profit for the period	5,541	5,002
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	136	(1)
Net gains on equity investments measured at fair value through other comprehensive income	264	45
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	12	5
Tax on items that will not be reclassified to profit or loss	(50)	-
	362	49
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	543	(201)
Foreign exchange arising on designated liabilities in net investment hedges	(84)	(63)
Fair value movements on cash flow hedges	(42)	62
Fair value movements on cash flow hedges transferred to profit and loss	1	28
Fair value movements on derivatives designated in net investment hedges	13	47
Gains/(costs) of hedging	2	(3)
Tax on items that may be reclassified subsequently to profit or loss	16	(7)
	449	(137)
Other comprehensive income/(expense), net of tax	811	(88)
Total comprehensive income for the period	6,352	4,914
Profit attributable to:
Owners of the Parent	5,535	4,995
Non-controlling interests	6	7
	5,541	5,002
Total comprehensive income attributable to:
Owners of the Parent	6,346	4,907
Non-controlling interests	6	7
	6,352	4,914
Basic earnings per $0.25 Ordinary Share	$3.57	$3.22
Diluted earnings per $0.25 Ordinary Share	$3.54	$3.20
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,562	1,560

Table 19: Condensed consolidated statement of comprehensive income: Q3 2024

For the quarter ended 30 September
	2024	2023
	$m	$m
Total Revenue	13,565	11,492
Product Sales	12,947	11,018
Alliance Revenue	559	377
Collaboration Revenue	59	97
Cost of sales	(3,081)	(2,095)
Gross profit	10,484	9,397
Distribution expense	(145)	(129)
Research and development expense	(3,115)	(2,584)
Selling, general and administrative expense	(5,143)	(4,800)
Other operating income and expense	25	70
Operating profit	2,106	1,954
Finance income	183	101
Finance expense	(457)	(392)
Share of after tax losses in associates and joint ventures	(4)	(11)
Profit before tax	1,828	1,652
Taxation	(395)	(274)
Profit for the period	1,433	1,378
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	35	(8)
Net gains on equity investments measured at fair value through other comprehensive income	175	93
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	1
Tax on items that will not be reclassified to profit or loss	(23)	5
	187	91
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	1,097	(306)
Foreign exchange arising on designated liabilities in net investment hedges	12	38
Fair value movements on cash flow hedges	96	(27)
Fair value movements on cash flow hedges transferred to profit and loss	(101)	99
Fair value movements on derivatives designated in net investment hedges	(32)	7
Costs of hedging	(12)	(2)
Tax on items that may be reclassified subsequently to profit or loss	(22)	(19)
	1,038	(210)
Other comprehensive income/(expense), net of tax	1,225	(119)
Total comprehensive income for the period	2,658	1,259
Profit attributable to:
Owners of the Parent	1,429	1,374
Non-controlling interests	4	4
	1,433	1,378
Total comprehensive income attributable to:
Owners of the Parent	2,654	1,255
Non-controlling interests	4	4
	2,658	1,259
Basic earnings per $0.25 Ordinary Share	$0.92	$0.89
Diluted earnings per $0.25 Ordinary Share	$0.91	$0.88
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,562	1,560

Table 20: Condensed consolidated statement of financial position

	At 30 Sep 2024	At 31 Dec 2023	At 30 Sep 2023
	$m	$m	$m
Assets Non-current assets
Property, plant and equipment	10,135	9,402	8,723
Right-of-use assets	1,378	1,100	977
Goodwill	21,139	20,048	19,939
Intangible assets	39,394	38,089	37,687
Investments in associates and joint ventures	290	147	62
Other investments	1,855	1,530	1,228
Derivative financial instruments	319	228	151
Other receivables	915	803	761
Deferred tax assets	5,342	4,718	4,057
	80,767	76,065	73,585
Current assets
Inventories	5,662	5,424	5,292
Trade and other receivables	11,879	12,126	11,300
Other investments	133	122	244
Derivative financial instruments	16	116	97
Income tax receivable	1,668	1,426	697
Cash and cash equivalents	4,797	5,840	4,871
	24,155	25,054	22,501
Total assets	104,922	101,119	96,086
Liabilities Current liabilities
Interest-bearing loans and borrowings	(1,253)	(5,129)	(5,372)
Lease liabilities	(317)	(271)	(235)
Trade and other payables	(21,684)	(22,374)	(20,542)
Derivative financial instruments	(17)	(156)	(83)
Provisions	(1,187)	(1,028)	(1,193)
Income tax payable	(1,468)	(1,584)	(1,163)
	(25,926)	(30,542)	(28,588)
Non-current liabilities
Interest-bearing loans and borrowings	(28,887)	(22,365)	(22,225)
Lease liabilities	(1,105)	(857)	(744)
Derivative financial instruments	(34)	(38)	(75)
Deferred tax liabilities	(3,568)	(2,844)	(2,752)
Retirement benefit obligations	(1,361)	(1,520)	(1,048)
Provisions	(1,063)	(1,127)	(1,189)
Income tax payable	(174)	-	-
Other payables	(1,999)	(2,660)	(2,244)
	(38,191)	(31,411)	(30,277)
Total liabilities	(64,117)	(61,953)	(58,865)
Net assets	40,805	39,166	37,221
Equity Capital and reserves attributable to equity holders of the Parent
Share capital	388	388	387
Share premium account	35,203	35,188	35,166
Other reserves	1,990	2,065	2,078
Retained earnings	3,138	1,502	(434)
	40,719	39,143	37,197
Non-controlling interests	86	23	24
Total equity	40,805	39,166	37,221

Table 21: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	387	35,155	2,069	(574)	37,037	21	37,058
Profit for the period	-	-	-	4,995	4,995	7	5,002
Other comprehensive expense	-	-	-	(88)	(88)	-	(88)
Transfer to other reserves	-	-	9	(9)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,487)	(4,487)	-	(4,487)
Dividends paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Issue of Ordinary Shares	-	11	-	-	11	-	11
Share-based payments charge for the period	-	-	-	429	429	-	429
Settlement of share plan awards	-	-	-	(700)	(700)	-	(700)
Net movement	-	11	9	140	160	3	163
At 30 Sep 2023	387	35,166	2,078	(434)	37,197	24	37,221

At 1 Jan 2024	388	35,188	2,065	1,502	39,143	23	39,166
Profit for the period	-	-	-	5,535	5,535	6	5,541
Other comprehensive income	-	-	-	811	811	-	811
Transfer to other reserves	-	-	1	(1)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,602)	(4,602)	-	(4,602)
Dividends paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Issue of Ordinary Shares	-	15	-	-	15	-	15
Changes in non-controlling interests	-	-	-	-	-	61	61
Movement in shares held by Employee Benefit Trust	-	-	(76)	-	(76)	-	(76)
Share-based payments charge for the period	-	-	-	487	487	-	487
Settlement of share plan awards	-	-	-	(594)	(594)	-	(594)
Net movement	-	15	(75)	1,636	1,576	63	1,639
At 30 Sep 2024	388	35,203	1,990	3,138	40,719	86	40,805

Table 22: Condensed consolidated statement of cash flows: 9M 2024

For the nine months ended 30 September	2024	2023
	$m	$m

Cash flows from operating activities
Profit before tax	7,025	6,002
Finance income and expense	919	945
Share of after tax losses of associates and joint ventures	23	12
Depreciation, amortisation and impairment	4,351	4,060
Movement in working capital and short-term provisions	(543)	150
Gains on disposal of intangible assets	(34)	(247)
Fair value movements on contingent consideration arising from business combinations	251	202
Non-cash and other movements	15	(623)
Cash generated from operations	12,007	10,501
Interest paid	(1,075)	(826)
Tax paid	(1,978)	(1,710)
Net cash inflow from operating activities	8,954	7,965
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(2,771)	(189)
Payments upon vesting of employee share awards attributable to business combinations	-	(84)
Payment of contingent consideration from business combinations	(737)	(610)
Purchase of property, plant and equipment	(1,216)	(836)
Disposal of property, plant and equipment	53	131
Purchase of intangible assets	(2,415)	(1,996)
Disposal of intangible assets	107	288
Movement in profit-participation liability	-	190
Purchase of non-current asset investments	(96)	(109)
Disposal of non-current asset investments	73	32
Movement in short-term investments, fixed deposits and other investing instruments	67	(12)
Payments to associates and joint ventures	(158)	-
Disposal of investments in associates and joint ventures	13	-
Interest received	281	208
Net cash (outflow) from investing activities	(6,799)	(2,987)
Net cash inflow before financing activities	2,155	4,978
Cash flows from financing activities
Proceeds from issue of share capital	15	12
Own shares purchased by Employee Benefit Trust	(81)	-
Issue of loans and borrowings	6,492	3,816
Repayment of loans and borrowings	(4,647)	(4,655)
Dividends paid	(4,626)	(4,479)
Hedge contracts relating to dividend payments	16	(19)
Repayment of obligations under leases	(233)	(194)
Movement in short-term borrowings	572	110
Payment of Acerta Pharma share purchase liability	(833)	(867)
Net cash (outflow) from financing activities	(3,325)	(6,276)
Net (decrease) in Cash and cash equivalents in the period	(1,170)	(1,298)
Cash and cash equivalents at the beginning of the period	5,637	5,983
Exchange rate effects	(32)	(66)
Cash and cash equivalents at the end of the period	4,435	4,619
Cash and cash equivalents consist of:
Cash and cash equivalents	4,797	4,871
Overdrafts	(362)	(252)
	4,435	4,619

Notes to the Interim financial statements

Note 1: Basis of preparation and accounting policies
These unaudited condensed consolidated Interim financial statements for the nine months ended 30 September 2024 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the nine months ended 30 September 2024 were approved by the Board of Directors for publication on 12 November 2024.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2023 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2023.

The comparative figures for the financial year ended 31 December 2023 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the Registrar of Companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern
The Group has considerable financial resources available. As at 30 September 2024, the Group has $11.7bn in financial resources (cash and cash equivalent balances of $4.8bn and undrawn committed bank facilities of $6.9bn, with $1.6bn of borrowings due within one year). These facilities contain no financial covenants and were undrawn at 30 September 2024. There are $4.9bn of undrawn committed bank facilities are available until April 2029. Additionally, there are a further $2.0bn undrawn committed bank facilities available until February 2025.

The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings
The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2023.

Employee Benefit Trust
Following an amendment to the Employee Benefit Trust (EBT) Deed on 10 June 2024, AstraZeneca obtained control and commenced consolidation of the EBT. Accordingly, cash paid on purchases of AstraZeneca Ordinary shares or American Depositary Receipts is presented within Financing activities in the Cash flow statement.

Note 2: Intangible assets
In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. Following a strategic review of our portfolio priorities, the business decision was made to cease promotional activity for Andexxa resulting in impairment charges of $504m recorded against the Andexxa intangible asset under value in use model applying a discount rate of 7.5% (revised carrying amount: $nil), total net impairment charges of $525m have been recorded against intangible assets during the nine months ended 30 September 2024 (9M 2023: $376m net charge). In 9M 2023, net impairment charges included the $244m impairment of the ALXN1840 intangible asset, following the decision to discontinue this development programme in Wilson's disease.

The acquisition of Icosavax, Inc. completed on 19 February 2024. The transaction is recorded as an asset acquisition based on the concentration test permitted under IFRS 3 'Business Combinations', with consideration of $841m principally relating to $639m of intangible assets, $141m of cash and cash equivalents and $51m of marketable securities. Contingent consideration of up to $300m could be paid on achievement of regulatory and sales milestones; these potential liabilities would be recorded when the relevant recognition event for a regulatory or sales milestone is achieved.

The acquisition of Amolyt Pharma completed on 15 July 2024. The transaction is recorded as an asset acquisition based on the concentration test permitted under IFRS 3 'Business Combinations', with consideration of $857m principally relating to $800m of intangible assets and $98m of cash and cash equivalents. Contingent consideration of up to $250m could be paid on achievement of a regulatory milestone; this potential liability would be recorded when the relevant recognition event for a regulatory milestone is achieved.

Note 3: Net debt
The table below provides an analysis of Net debt and a reconciliation of Net Cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2023. Net debt is a non-GAAP financial measure.

Table 23: Net debt

	At 1 Jan 2024	Cash flow	Acquisitions	Non-cash& other	Exchange movements	At 30 Sep 2024
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(22,365)	(6,499)	(3)	69	(89)	(28,887)
Non-current instalments of leases	(857)	1	(12)	(233)	(4)	(1,105)
Total long-term debt	(23,222)	(6,498)	(15)	(164)	(93)	(29,992)
Current instalments of loans	(4,614)	4,586	(9)	(3)	28	(12)
Current instalments of leases	(271)	271	(6)	(311)	-	(317)
Commercial paper	-	(472)	-	-	-	(472)
Collateral received from derivative counterparties	(215)	(72)	-	-	-	(287)
Other short-term borrowings excluding overdrafts	(97)	(28)	-	(1)	6	(120)
Overdrafts	(203)	(158)	-	1	(2)	(362)
Total current debt	(5,400)	4,127	(15)	(314)	32	(1,570)
Gross borrowings	(28,622)	(2,371)	(30)	(478)	(61)	(31,562)
Net derivative financial instruments	150	41	-	93	-	284
Net borrowings	(28,472)	(2,330)	(30)	(385)	(61)	(31,278)
Cash and cash equivalents	5,840	(1,254)	242	(1)	(30)	4,797
Other investments - current	122	(67)	87	-	(9)	133
Cash and investments	5,962	(1,321)	329	(1)	(39)	4,930
Net debt	(22,510)	(3,651)	299	(386)	(100)	(26,348)

Net debt increased by $3,838m in the nine months to $26,348m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 'Financial Instruments'.

In February 2024, AstraZeneca issued the following:
-     $1,250m of fixed-rate notes with a coupon of 4.8% maturing in February 2027
-     $1,250m of fixed-rate notes with a coupon of 4.85% maturing in February 2029
-     $1,000m of fixed-rate notes with a coupon of 4.9% maturing in February 2031
-     $1,500m of fixed-rate notes with a coupon of 5% maturing in February 2034

In August 2024, AstraZeneca issued the following:
-     €650m of fixed-rate notes with a coupon of 3.121% maturing in August 2030
-     €750m of fixed-rate notes with a coupon of 3.278% maturing in August 2033

AstraZeneca repaid two bonds of carrying value $2,569m and floating rate bank loans of $2,000m during the nine months which are included in the cash outflow from Repayment of loans and borrowings of $4,647m.

The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 30 September 2024 was $287m (31 December 2023: $215m) and the carrying value of such cash collateral posted by the Group at 30 September 2024 was $68m (31 December 2023: $102m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $nil (31 December 2023: $833m).

During the quarter ended 30 September 2024, Standard and Poor's upgraded the Company's solicited long term credit rating to A+ from A. The short term rating remained at A-1. There were no changes to Moody's credit ratings (long term: A2; short term: P-1).

Note 4: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $370m (31 December 2023: $313m) and for which a fair value gain of $nil has been recognised in the nine months ended 30 September 2024 (9M 2023: $17m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income, in the Condensed consolidated statement of comprehensive income for the nine months ended 30 September 2024, are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,920m of other investments, $3,408m held in money-market funds and $284m of derivatives as at 30 September 2024. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $379m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $68m of cash collateral pledged to counterparties. The total fair value of interest-bearing loans and borrowings at 30 September 2024, which have a carrying value of $31,562m in the Condensed consolidated statement of financial position, was $31,396m.

Table 24: Financial instruments - contingent consideration

2024	2023

	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	1,945	192	2,137	2,222
Additions through business combinations	-	198	198	60
Settlements	(736)	(1)	(737)	(610)
Revaluations	220	32	252	202
Discount unwind	77	8	85	99
At 30 September	1,506	429	1,935	1,973

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $1,506m (31 December 2023: $1,945m) would increase/decrease by $151m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5: Business combinations

Gracell
On 22 February 2024, AstraZeneca completed the acquisition of Gracell Biotechnologies Inc. (Gracell), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune diseases.

The purchase price allocation review has been completed, currently there are no changes to the amounts reported in the H1 and Q2 2024 results announcement. The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 'Business Combinations'.

The total consideration fair value of $1,037m includes cash consideration of $983m and future regulatory milestone-based consideration of $54m. Intangible assets recognised relate to products in development, principally AZD0120. Goodwill of $136m has been recognised.  Gracell's results have been consolidated into the Group's results from 22 February 2024.

Fusion
On 4 June 2024, AstraZeneca completed the acquisition of Fusion Pharmaceuticals Inc., (Fusion) a clinical-stage biopharmaceutical company developing next-generation radioconjugates.

The purchase price allocation review has been completed, currently there are no changes to the amounts reported in the H1 and Q2 2024 results announcement. The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 'Business Combinations'.

The total consideration fair value of $2,195m includes cash consideration of $2,051m and future regulatory milestone-based consideration of $144m. Intangible assets relating to products in development comprise the FPI-2265 ($848m), FPI-2059 ($165m) and AZD2068 ($313m) programmes. Goodwill of $947m has been recognised. Fusion's results have been consolidated into the Group's results from 4 June 2024.

Note 6: Legal proceedings and contingent liabilities
AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2023 and the Interim Financial Statements for the six months ended 30 June 2024 (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the third quarter of 2024 and to 12 November 2024

Table 25: Patent litigation

Legal proceedings brought against AstraZeneca
Faslodex patent proceedings, Japan Considered to be a contingent asset
∗ In 2021 in Japan, AstraZeneca received notice from the Japan Patent Office (JPO) that Sandoz K.K. (Sandoz) and Sun Pharma Japan Ltd. (Sun) were seeking to invalidate the Faslodex formulation patent.
∗ AstraZeneca defended the challenged patent and Sun withdrew from the JPO patent challenge.
∗ In July 2023, the JPO issued a final decision upholding various claims of the challenged patent and determining that other patent claims were invalid.
∗ In August 2023, Sandoz appealed the JPO decision to the Japan IP High Court (High Court).
∗ In October 2024, the High Court affirmed the decision by the JPO.

Tagrisso patent proceedings, US Considered to be a contingent liability
∗ In September 2021, Puma Biotechnology, Inc. (Puma) and Wyeth LLC (Wyeth) filed a patent infringement lawsuit in the US District Court for the District of Delaware (District Court) against AstraZeneca relating to Tagrisso.
∗ In March 2024, the District Court dismissed Puma.
∗ The jury trial, with Wyeth as the plaintiff, took place in May 2024. The jury found Wyeth's patents infringed and awarded Wyeth $107.5m in past damages. The jury also found that the infringement was not wilful.
∗ In proceedings following the jury award, the District Court rejected AstraZeneca's indefiniteness and equitable defences but granted judgment as a matter of law in favour of AstraZeneca on the grounds that the patents were invalid for lack of written description and enablement. Wyeth has filed an appeal.

Legal proceedings brought by AstraZeneca
Lokelma patent proceedings, US Considered to be a contingent asset
∗ In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware (District Court). AstraZeneca alleged that a generic version of Lokelma would infringe patents that are owned or licensed by AstraZeneca.
∗ AstraZeneca has entered into separate settlement agreements with four generic manufacturers which resulted in dismissal of the corresponding litigations.
∗ Additional proceedings with the remaining generic manufacturer are ongoing in the District Court. Trial is scheduled for March 2025.

Soliris patent proceedings, Canada Considered to be a contingent asset
∗ In May 2023, Alexion initiated patent litigation in Canada alleging that Amgen Pharmaceuticals, Inc.'s (Amgen) biosimilar eculizumab product will infringe Alexion patents.
∗ In September 2023, Alexion initiated patent litigations in Canada alleging that Samsung Bioepis Co. Ltd.'s (Samsung) biosimilar eculizumab product will infringe Alexion patents. The filing of the litigation triggered an automatic 24-month stay of the approval of each defendant's biosimilar eculizumab product.
∗ Trial against Amgen is scheduled to begin in January 2025 while trial against Samsung is scheduled to begin in June 2025.
∗ In July and August 2023, in Canada, both Amgen and Samsung brought actions challenging the validity of Alexion's patent relating to the use of eculizumab in treating aHUS. Trial is scheduled to begin in November 2025.

Soliris patent proceedings, US Matter concluded
∗ In January 2024, Alexion initiated patent infringement litigation against Samsung Bioepis Co. Ltd. (Samsung) in the US District Court for the District of Delaware (District Court) alleging that Samsung's biosimilar eculizumab product, for which Samsung is currently seeking FDA approval, will infringe six Soliris-related patents.
∗ Five of the six asserted patents were also the subject of inter partes review proceedings before the US Patent and Trademark Office.
∗ Alexion filed a motion for a preliminary injunction seeking to enjoin Samsung from launching its biosimilar eculizumab product upon FDA approval. The District Court denied Alexion's motion and Alexion appealed that decision.
∗ In August 2024, the parties reached resolution of the matter. All legal proceedings in the US courts have terminated, as have the inter partes review proceedings.

Tagrisso patent proceedings, Russia Considered to be a contingent asset
∗ In Russia, in August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow Region (Court) against the Ministry of Health of the Russian Federation and Axelpharm LLC (Axelpharm) related to Axelpharm's improper use of AstraZeneca's information to obtain authorisation to market a generic version of Tagrisso. In December 2023, the Court dismissed the lawsuit against the Ministry of Health of the Russian Federation. The appellate court affirmed the dismissal in March 2024. AstraZeneca filed a further appeal, which was dismissed in July 2024. The lawsuit against Axelpharm was dismissed in September 2024, and AstraZeneca appealed.
∗ In November 2023, Axelpharm filed a compulsory licensing action against AstraZeneca in the Court related to a patent that covers Tagrisso. The compulsory licensing action remains pending. AstraZeneca has also challenged before the Russian Patent and Trademark Office (PTO) the validity of the Axelpharm patent on which the compulsory licensing action is predicated; in August 2024, the PTO determined that Axelpharm's patent is invalid.
∗ In July 2024, AstraZeneca filed a patent infringement lawsuit, which remains pending, and an unfair competition claim with the Federal Anti-Monopoly Service of Russia (FAS) against AxelPharm and others related to the securing of state contracts in Russia for its generic version of Osimertinib.
∗ In August 2024, FAS initiated an unfair competition case against Axelpharm and OncoTarget based on AstraZeneca's unfair competition claim.
∗ In November 2024, FAS determined that Axelpharm had committed unfair competition and that OncoTarget had not; FAS ordered Axelpharm to cease sales of its generic osimertinib and pay the Russian government the income it received from its sales of its generic osimertinib.

Table 26: Commercial litigation

Legal proceedings brought against AstraZeneca
Amyndas Trade Secrets Litigation, US Considered to be a contingent liability
∗ AstraZeneca has been defending a matter filed by Amyndas Pharmaceuticals Member P.C. and Amyndas Pharmaceuticals, LLC, in the US District Court for the District of Massachusetts alleging trade secret misappropriation and breach of contract claims against Alexion and Zealand Pharma U.S. Inc. related to Amyndas' C3 inhibitor candidate.
∗ No trial date has been set.

Caelum Trade Secrets Litigation, US Matter concluded
∗ AstraZeneca has been defending a matter filed by the University of Tennessee Research Foundation in the US District Court for the Eastern District of Tennessee related to CAEL-101.
∗ In September 2024, the parties resolved the matter by settlement.

Seroquel XR Antitrust Litigation, US Considered to be a contingent liability
∗ In 2019, AstraZeneca was named in several related complaints now proceeding in US District Court in Delaware (District Court), including several putative class action lawsuits that were purportedly brought on behalf of classes of direct purchasers or end payors of Seroquel XR, that allege AstraZeneca and generic drug manufacturers violated US antitrust laws when settling patent litigation related to Seroquel XR.
∗ In July 2022, the District Court dismissed claims relating to one of the generic manufacturers while allowing claims relating to the second generic manufacturer to proceed.
∗ In September 2024, AstraZeneca reached a settlement agreement with one of the plaintiff classes and the parties are now seeking judicial review and approval of the settlement.
∗ Trial with the remaining class of plaintiffs is currently scheduled for May 2025.

Syntimmune Milestone Litigation, US Considered to be a contingent liability
∗ In connection with Alexion's acquisition of Syntimmune, Inc. (Syntimmune) in December 2020, Alexion was served with a lawsuit filed by the stockholders' representative for Syntimmune in Delaware state court that alleged, among other things, breaches of the 2018 merger agreement.
∗ The stockholders' representative alleges that Alexion failed to meet its obligations under the merger agreement to use commercially reasonable efforts to achieve the milestones. Alexion also filed a claim for breach of the representations in the 2018 merger agreement.
∗ A trial was held in July 2023.
∗ The court issued a partial decision in September 2024, concluding that the first milestone was achieved, and that Alexion had breached its contractual obligation to use commercially reasonable efforts to achieve the milestones. The court has requested additional briefing regarding damages and further proceedings regarding Alexion's claim for breach.

Viela Bio, Inc. Shareholder Litigation, US Considered to be a contingent liability
∗ In February 2023, AstraZeneca was served with a lawsuit filed in the Delaware state court against AstraZeneca and certain officers (collectively, Defendants), on behalf of a putative class of Viela Bio, Inc. (Viela) shareholders. The complaint alleged that the Defendants breached their fiduciary duty to Viela shareholders in the course of Viela's 2021 merger with Horizon Therapeutics, plc.
∗ In July 2024, the Court granted with prejudice AstraZeneca's motion to dismiss.
∗ In August 2024, plaintiffs appealed the dismissal.

Table 27: Government investigations and proceedings

Legal proceedings brought by AstraZeneca
340B State Litigation, US Considered to be a contingent asset
∗ AstraZeneca has filed lawsuits against Arkansas, Kansas, Louisiana, Maryland, Minnesota, Mississippi, Missouri, and West Virginia challenging the constitutionality of each state's 340B statute.
∗ In the Arkansas matter, trial is scheduled for April 2025. An intervenor has moved to dismiss AstraZeneca's complaint.
∗ In the Louisiana matter, the Court granted the state's motion for summary judgment.  AstraZeneca has filed an appeal.
∗ In the Maryland matter, the Court has rejected AstraZeneca's preliminary injunction motion. The state's motion to dismiss remains pending.
∗ In the Minnesota matter, the state has moved to dismiss AstraZeneca's complaint.
∗ In the Mississippi matter, AstraZeneca has moved for a preliminary injunction.
∗ The remaining matters are in their preliminary stages.

Other
Additional government inquiries
As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 7
Table 28: 9M 2024 - Product Sales year-on-year analysis[14]

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	14,934	18	21	6,870	22	3,445	18	28	3,000	24	23	1,619	(4)	4
Tagrisso	4,877	11	15	1,996	19	1,365	8	16	956	16	16	560	(10)	(2)
Imfinzi	3,463	18	22	1,883	18	365	37	61	695	30	29	520	(3)	6
Calquence	2,321	26	27	1,617	21	116	68	90	489	38	38	99	23	27
Lynparza	2,228	8	10	954	6	475	16	25	612	13	12	187	(13)	(7)
Enhertu	397	n/m	n/m	-	-	258	n/m	n/m	92	n/m	n/m	47	n/m	n/m
Zoladex	817	17	24	11	(4)	622	19	28	111	14	13	73	7	15
Imjudo	208	30	32	134	25	11	n/m	n/m	26	n/m	n/m	37	(8)	1
Truqap	267	n/m	n/m	260	n/m	2	n/m	n/m	2	n/m	n/m	3	n/m	n/m
Orpathys	34	4	7	-	-	34	4	7	-	-	-	-	-	-
Others	322	(18)	(12)	15	5	197	(18)	(13)	17	(34)	(34)	93	(15)	(7)
BioPharmaceuticals: CVRM	9,316	18	21	2,221	13	4,146	18	24	2,385	31	30	564	(3)	5
Farxiga	5,723	31	34	1,278	28	2,225	35	41	1,903	40	39	317	(9)	(1)
Brilinta	992	-	1	543	(1)	232	4	11	203	-	(1)	14	(21)	(18)
Crestor	892	4	9	33	(18)	726	7	12	32	(22)	(22)	101	-	9
Seloken/Toprol-XL	465	(6)	(1)	-	84	452	(6)	(1)	10	27	27	3	(47)	(45)
Lokelma	392	31	34	181	16	68	84	90	66	61	61	77	17	30
roxadustat	257	23	26	-	-	257	23	26	-	-	-	-	-	-
Andexxa	159	24	26	61	7	3	n/m	n/m	60	38	37	35	25	39
Wainua	44	n/m	n/m	44	n/m	-	-	-	-	-	-	-	-	-
Others	392	(27)	(26)	81	(52)	183	(19)	(14)	111	(16)	(15)	17	11	9
BioPharmaceuticals: R&I	5,431	20	23	2,419	27	1,489	13	20	1,026	21	20	497	9	14
Symbicort	2,195	19	22	887	51	653	9	19	415	2	1	240	(2)	-
Fasenra	1,218	7	8	750	4	68	43	52	294	12	11	106	(1)	6
Pulmicort	517	5	9	13	(39)	427	9	14	51	4	2	26	(13)	(9)
Breztri	721	51	53	367	40	199	62	68	102	86	85	53	42	51
Tezspire	168	n/m	n/m	-	-	8	n/m	n/m	105	n/m	n/m	55	n/m	n/m
Saphnelo	327	71	72	294	65	5	n/m	n/m	17	n/m	n/m	11	66	82
Airsupra	41	n/m	n/m	41	n/m	-	-	-	-	-	-	-	-	-
Others	244	(26)	(25)	67	(48)	129	(15)	(12)	42	4	3	6	(13)	(11)
BioPharmaceuticals: V&I	680	2	5	201	n/m	168	(7)	1	189	(6)	(8)	122	(48)	(44)
Synagis	346	(10)	(4)	(1)	n/m	168	6	15	80	(26)	(27)	99	(15)	(7)
Beyfortus	188	n/m	n/m	148	n/m	-	n/m	n/m	39	n/m	n/m	1	n/m	n/m
FluMist	109	40	37	26	61	-	n/m	n/m	61	5	1	22	n/m	n/m
COVID-19 mAbs	31	(75)	(75)	28	n/m	-	n/m	n/m	3	(59)	(60)	-	n/m	n/m
Others	6	(79)	(80)	-	-	-	(99)	n/m	6	(43)	(45)	-	n/m	n/m
Rare Disease	6,391	10	14	3,842	11	628	29	56	1,189	2	1	732	9	18
Ultomiris	2,835	32	35	1,629	29	92	97	n/m	649	31	30	465	37	50
Soliris	2,045	(16)	(11)	1,170	(11)	365	8	39	346	(35)	(35)	164	(34)	(31)
Strensiq	996	18	19	815	18	39	34	48	73	15	14	69	8	18
Koselugo	366	49	55	156	9	108	n/m	n/m	74	93	93	28	81	99
Kanuma	149	15	16	72	15	24	(1)	7	47	25	25	6	8	16
Other medicines	824	(9)	(4)	87	(17)	564	(3)	5	75	12	12	98	(38)	(33)
Nexium	670	(9)	(2)	77	(13)	458	-	9	40	12	10	95	(37)	(33)
Others	154	(12)	(10)	10	(35)	106	(13)	(10)	35	13	13	3	(53)	(49)
Total Product Sales	37,576	16	19	15,640	19	10,440	16	25	7,864	20	20	3,632	(4)	3

Table 29: Q3 2024 - Product Sales year-on-year analysis[15]

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	5,197	18	21	2,484	25	1,145	18	28	1,032	22	22	536	(8)	(3)
Tagrisso	1,674	14	17	714	24	446	9	16	328	17	17	186	(6)	(1)
Imfinzi	1,203	13	16	680	19	120	40	66	236	16	16	167	(19)	(15)
Calquence	813	24	25	570	22	41	47	70	169	32	32	33	11	14
Lynparza	778	11	13	347	8	155	18	24	214	21	21	62	(12)	(8)
Enhertu	148	n/m	n/m	-	-	97	n/m	n/m	35	n/m	n/m	16	83	86
Zoladex	268	12	18	4	(34)	207	14	21	33	8	10	24	16	21
Imjudo	72	20	22	46	15	4	n/m	n/m	10	99	n/m	12	(15)	(10)
Truqap	125	n/m	n/m	119	n/m	1	-	-	2	-	-	3	-	-
Orpathys	10	(16)	(16)	-	-	10	(16)	(16)	-	-	-	-	-	-
Others	106	(10)	(5)	4	2	64	(14)	(8)	5	(27)	(26)	33	(1)	5
BioPharmaceuticals: CVRM	3,152	17	20	739	7	1,396	20	25	826	26	26	191	9	14
Farxiga	1,938	25	27	411	12	750	30	35	670	32	32	107	4	8
Brilinta	327	(1)	(1)	189	(2)	66	3	6	67	(1)	(1)	5	(11)	(16)
Crestor	304	10	14	11	(18)	252	15	18	10	4	2	31	(6)	-
Seloken/Toprol-XL	150	(2)	1	-	n/m	145	(3)	1	4	n/m	98	1	(58)	(58)
Lokelma	143	40	42	66	28	26	99	n/m	25	61	61	26	18	27
roxadustat	93	26	25	-	-	93	26	26	-	-	-	-	-	-
Andexxa	54	36	38	19	(4)	1	n/m	n/m	20	39	39	14	n/m	n/m
Wainua	23	n/m	n/m	23	n/m	-	-	-	-	-	-	-	-	-
Others	120	(22)	(20)	20	(57)	63	3	6	30	(28)	(26)	7	50	40
BioPharmaceuticals: R&I	1,830	26	28	852	40	457	8	14	346	30	30	175	13	18
Symbicort	705	27	31	289	86	203	4	13	130	5	6	83	2	5
Fasenra	436	12	13	271	9	27	41	50	102	19	19	36	1	5
Pulmicort	138	(6)	(4)	5	7	110	(8)	(5)	14	10	9	9	(11)	(8)
Breztri	266	56	57	142	45	68	62	65	37	98	98	19	61	68
Tezspire	68	n/m	n/m	-	-	3	n/m	n/m	43	n/m	n/m	22	n/m	n/m
Saphnelo	124	63	64	110	55	3	n/m	n/m	7	n/m	n/m	4	37	67
Airsupra	21	n/m	n/m	21	n/m	-	-	-	-	-	-	-	-	-
Others	72	(21)	(21)	14	(54)	43	(8)	(8)	13	7	7	2	(16)	(14)
BioPharmaceuticals: V&I	355	59	61	145	n/m	37	18	37	108	23	20	65	18	23
Synagis	93	(6)	3	-	n/m	37	16	36	13	(19)	(20)	43	(15)	(9)
Beyfortus	134	n/m	n/m	95	n/m	-	-	-	39	n/m	n/m	-	-	-
FluMist	100	34	31	22	43	-	-	-	56	-	(3)	22	n/m	n/m
COVID-19 mAbs	28	n/m	n/m	28	n/m	-	n/m	n/m	-	-	-	-	-	-
Others	-	n/m	n/m	-	-	-	-	-	-	-	-	-	-	-
Rare Disease	2,148	9	11	1,325	12	174	7	29	395	-	-	254	8	14
Ultomiris	1,031	33	35	597	34	26	53	84	238	30	30	170	30	37
Soliris	606	(22)	(18)	362	(14)	110	(11)	14	86	(47)	(47)	48	(36)	(33)
Strensiq	343	20	21	286	21	8	52	55	25	17	17	24	15	23
Koselugo	119	37	39	55	2	25	n/m	n/m	29	90	94	10	52	62
Kanuma	49	10	9	25	11	5	(27)	(29)	17	27	23	2	1	7
Other medicines	265	(11)	(7)	35	(3)	179	(6)	-	22	18	16	29	(45)	(41)
Nexium	212	(13)	(9)	30	3	140	(9)	(2)	14	31	29	28	(45)	(41)
Others	53	-	(1)	5	(28)	39	7	8	8	(1)	(1)	1	(52)	(51)
Total Product Sales	12,947	18	20	5,580	23	3,388	15	23	2,729	20	20	1,250	-	5

Table 30: Alliance Revenue

	9M 2024	9M 2023
	$m	$m
Enhertu	1,045	741
Tezspire	303	179
Beyfortus	75	16
Other Alliance Revenue	75	68
Total	1,498	1,004

Table 31: Collaboration Revenue

	9M 2024	9M 2023
	$m	$m
Farxiga: sales milestones	52	28
Beyfortus: sales milestones	56	71
COVID-19 mAbs licence fees	-	180
Other Collaboration Revenue	-	38
Total	108	317

Table 32: Other operating income and expense

	9M 2024	9M 2023
	$m	$m
brazikumab licence termination funding	-	75
Divestment of US rights to Pulmicort Flexhaler	-	241
Update to the contractual relationships for Beyfortus (nirsevimab)	-	712
Other	152	205
Total	152	1,233

Other shareholder information

Financial calendar

Announcement of FY and Q4 2024 results:        6 February 2025
Announcement of Q1 2025 results:                    29 April 2025

Dividends are normally paid as follows:

First interim:          Announced with the half year results and paid in September
Second interim:     Announced with the full year results and paid in March

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	American Stock Transfer 6201 15th Avenue Brooklyn NY 11219
United Kingdom	United Kingdom	Sweden	United States
+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018
	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

‒    the risk of failure or delay in delivery of pipeline or launch of new medicines
‒    the risk of failure to meet regulatory or ethical requirements for medicine development or approval
‒    the risk of failures or delays in the quality or execution of the Group's commercial strategies
‒    the risk of pricing, affordability, access and competitive pressures
‒    the risk of failure to maintain supply of compliant, quality medicines
‒    the risk of illegal trade in the Group's medicines
‒    the impact of reliance on third-party goods and services
‒    the risk of failure in information technology or cybersecurity
‒    the risk of failure of critical processes
‒    the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
‒    the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
‒    the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
‒    the risk of the safety and efficacy of marketed medicines being questioned
‒    the risk of adverse outcome of litigation and/or governmental investigations
‒    intellectual property-related risks to the Group's products
‒    the risk of failure to achieve strategic plans or meet targets or expectations
‒    the risk of failure in financial control or the occurrence of fraud
‒    the risk of unexpected deterioration in the Group's financial position
‒    the impact that global and/or geopolitical events may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition

Glossary

1L, 2L, etc                   First line, second line, etc
ADC                             Antibody drug conjugate
aHUS                           Atypical haemolytic uraemic syndrome
AKT                              Protein kinase B
AL amyloidosis          Light chain amyloidosis
ANDA                          Abbreviated New Drug Application (US)
ASO                             Antisense oligonucleotide
ATTR-CM                    Transthyretin-mediated amyloid cardiomyopathy
ATTRv / -PN / -CM     Hereditary transthyretin-mediated amyloid / polyneuropathy / cardiomyopathy
BCMA                          B-cell maturation antigen
BRCA / m                    Breast cancer gene / mutation
BTC                              Biliary tract cancer
BTK                              Bruton tyrosine kinase
C5                                Complement component 5
CAR-T                          Chimeric antigen receptor T-cell
cCRT                            Concurrent chemoradiotherapy
CD19                           A gene expressed in B-cells
CER                             Constant exchange rates
CHMP                          Committee for Medicinal Products for Human Use (EU)
CI                                  Confidence interval
CKD                             Chronic kidney disease
CLL                              Chronic lymphocytic leukaemia
COPD                          Chronic obstructive pulmonary disease
COP28                        28th annual United Nations (UN) climate meeting
CRC                             Colorectal cancer
CRL                              Compete Response Letter
CRPC                          Castration-resistant prostate cancer
CSPC                          Castration-sensitive prostate cancer
CTLA-4                        Cytotoxic T-lymphocyte-associated antigen 4
CVRM                          Cardiovascular, Renal and Metabolism
DDR                             DNA damage response
DNA                             Deoxyribonucleic acid
EBITDA                       Earnings before interest, tax, depreciation and amortisation
EGFR / m                    Epidermal growth factor receptor gene / mutation
EGPA                           Eosinophilic granulomatosis with polyangiitis
EPS                              Earnings per share
ER                                Estrogen receptor
ERBB2                        v-erb-b2 avian erythroblastic leukaemia viral oncogene homologue 2 gene
EVH                             Extravascular haemolysis
FDA                              Food and Drug Agency (US)
FDC                             Fixed dose combination
FISH                             Fluorescence in situ hybridization, as in FISH10+
g                                   Germline, e.g. gBRCAm
GAAP                           Generally Accepted Accounting Principles
GEJ                              Gastro oesophageal junction
GI                                  Gastrointestinal
GLP1 / -RA                  Glucagon-like peptide-1 / receptor agonist
gMG                             Generalised myasthenia gravis
HCC                             Hepatocellular carcinoma
HER2 / +/- / low / m   Human epidermal growth factor receptor 2 / positive / negative / low level expression / gene mutant
HF/ pEF / rEF              Heart failure / with preserved ejection fraction / with reduced ejection fraction
hMPV                           Human metapneumovirus
HR                                Hazard ratio
HR / + / -                      Hormone receptor / positive / negative
HRD                             Homologous recombination deficiency
HRR / m                       Homologous recombination repair gene / mutation
i.m.                               Intramuscular injection
i.v.                                 Intravenous injection
IAS / B                          International Accounting
Standards / Board
ICS                               Inhaled corticosteroid
IFRS                             International Financial Reporting Standards
IgAN                             Immunoglobulin A neuropathy
IHC                               Immunohistochemistry, as in IHC90+, etc
IL-5, IL-33, etc            Interleukin-5, Interleukin-33, etc
IP                                  Intellectual Property
IVIg                               Intravenous immune globulin
LABA                           Long-acting beta-agonist
LAMA                           Long-acting muscarinic-agonist
LS-SCLC                    Limited stage small cell lung cancer
LRTD                           Lower respiratory tract disease
m                                  Metastatic, e.g. mBTC , mCRPC, mCSPC
mAb                             Monoclonal antibody
MDL                             Multidistrict litigation
MET                             Mesenchymal epithelial transition
NF1-PN                       Neurofibromatosis type 1 with plexiform neurofibromas
n/m                               Not meaningful
NMOSD                       Neuromyelitis optica spectrum disorder
NRDL                           National reimbursement drug list
NSCLC                        Non-small cell lung cancer
OECD                          Organisation for Economic
Co-operation and Development
OOI                               Other operating income
ORR                             Overall response rate
OS                                Overall survival
PAAGR                        Post Alexion Acquisition Group Review
PARP / i / -1sel           Poly ADP ribose polymerase / inhibitor /-1 selective
pCR                              Pathologic complete response
PCSK9                        Proprotein convertase subtilisin/kexin type 9
PD                                Progressive disease
PD-1                            Programmed cell death protein 1
PD-L1                          Programmed cell death ligand 1
PDUFA                        Prescription Drug User Fee Act
PHSSR                        Partnership for Health System Sustainability and Resilience
PFS                              Progression free survival
PIK3CA                       Phosphatidylinositol-4,5-bisphosphate 3-kinase, catalytic subunit alpha gene
PMDI                            Pressure metered dose inhaler
PNH / -EVH                Paroxysmal nocturnal haemoglobinuria / with extravascular haemolysis
PPI                               Proton pump inhibitors
PSR                              Platinum sensitive relapse
PTEN                           Phosphatase and tensin homologue gene
Q3W, Q4W, etc          Every three weeks, every four weeks, etc
R&D                             Research and development
R&I                               Respiratory & Immunology
RSV                              Respiratory syncytial virus
sBLA                            Supplemental biologics license application (US)
SCLC                           Small cell lung cancer
s.c.                                Subcutaneous injection
SEA                              Severe eosinophilic asthma
SEC                             Securities Exchange Commission (US)
SG&A                           Sales, general and administration
SGLT2                         Sodium-glucose cotransporter 2
SLL                              Small lymphocytic lymphoma
SMI                               Sustainable Markets Initiative
sNDA                           Supplemental new drug application
SPA                              Share Purchase Agreement
T2D                              Type-2 diabetes
TACE                           Transarterial chemoembolization
THP                              A treatment regimen: docetaxel, trastuzumab and pertuzumab
TNBC                           Triple negative breast cancer
TNF                              Tumour necrosis factor
TOP1                           Topoisomerase I
TROP2                         Trophoblast cell surface antigen 2
USPTO                        US Patent and Trademark Office
V&I                               Vaccines & Immune Therapies
VBP                              Volume-based procurement
VLP                              Virus like particle

- End of document -

[1] Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2024 vs. 2023. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.
[2] Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 11 and Table 12 in the Financial performance section of this document.
[3] The calculations for Reported and Core Product Sales Gross Margin exclude the impact of Alliance Revenue and Collaboration Revenue.
[4] In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a '+' symbol next to a comment related to the R&D expense indicates that the item resulted in an increase in the R&D spend relative to the prior year.
[5] Post Alexion Acquisition Group Review. In conjunction with the acquisition of Alexion, the Post Alexion Acquisition Group Review Group initiated a comprehensive review, aimed at integrating systems, structure and processes, optimising the global footprint and prioritising resource allocations and investments. These activities are expected to be substantially complete by the end of 2026.
[6] Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, continue to be recorded in Other operating income and expense in the Company's financial statements.
[7] The presentation of Table 4 has been updated to show Total Revenue by medicine, by including Alliance Revenue and Collaboration Revenue within each revenue figure. Previously, this table showed Product Sales for each medicine and therapy area, and the Company's total Alliance Revenue and Collaboration Revenue were shown as separate lines at the bottom of the table.
[8] The presentation of this table has been updated by removing the "Acquisition of Alexion" column due to immateriality of items in this category
[9] Based on best prevailing assumptions around currency profiles.
[10] Based on average daily spot rates 1 Jan 2023 to 31 Dec 2023.
[11] Based on average daily spot rates 1 Jan 2024 to 30 Sep 2024.
[12] Based on average daily spot rates 1 Sep 2024 to 30 Sep 2024.
[13] Other currencies include AUD, BRL, CAD, KRW and RUB.
[14] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.
[15] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 November 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary